UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 11, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
AngloGold Ashanti Results for the quarter and six months ended
30 June 2014

Report
for the quarter and six months ended 30 June 2014
· AngloGold
· Total cash costs $836/oz, at lower end of market guidance; 7% lower year--on-year
· All-in susta
· Net Debt r
· Revolving
· Normalise
· Newly
agr
· Full-year
Operating revi
Gold
Produced
Sold
Price
receiv
All-in susta
All-in cost
2
Total cash
Financial review
Gold income
Cost of sales
Total cash costs
Production cost
Adjusted gross
Gross profit
(Loss) profit attr
Headline (loss)
Adjusted headli
Net cash flow fr
Capital expendi
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note D "Non-GAAP disclosure" for the definition.
3. Refer to note E “Non-GAAP disclosure” for the definition.
4. Refer to note 3 of notes for the quarter and six months ended 30 June 2014.
5. Refer to note B "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuation in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended
31 December 2013, which was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.
Ashanti posts fatality free quarter and record safety performance on all key metrics; Longest period with no fatalitty
· Production of 1.098Moz ahead of guidance; Up 17% year-on-year and 4% on prior quarter ining costs $1,0
reduced further; Net debt to adjusted EBITDA improves to 1.73 tim
Credit Facilities
d Adjusted Head
reed natural gas
production outloook remains intact
ew
ved
1
ining cost
2
2
costs
3
s
3
ts
4
profit
5
ibutable to equit
earnings
ine (loss) earning
rom operating ac
iture
060/oz, a decrea
refinanced with
line Earnings $76m on strong pr
pipeline for Aust
ty shareholders
gs
6
ctivities
se of 19% year-on-year on overhead and direct
five-year maturit

ralian operations
- oz (000)
- oz (000)
- $/oz
- $/oz
- $/oz
- $/oz
- $m
- $m
- $m
- $m
- $m
- $m
- $m
- cents/share
- $m
- cents/share
- $m
- cents/share
- $m
- $m
oduction, despite lower gold pric
expected to reduce costs
ended
Jun
2014
1,098
1,088
1,289
1,060
1,192
836
1,321
(1,064)
874
894
257
252
(80)
(20)
(89)
(22)
(4)
(1)
336
311
es on continue
vourable covena
Quarter
ended
Mar
2014
US
1,055
1,097
1,290
993
1,114
770
1,324
(1,012)
778
806
312
296
39
10
38
9
119
29
350
274
Quarter 2 2014
cost improvemen
d cash flow gene
nts
ce, inflation and
ended
Jun
2013
S dollar / Imperia
935
912
1,421
1,302
1,679
898
1,242
(1,012)
824
840
231
330
(2,165)
(559)
112
29
(135)
(35)
140
556
ts
eration
winter power tarif
Six mo
ended
Jun
2014
al
2,152
2,185
1,289
1,027
1,153
804
2,644
(2,076)
1,651
1,700
568
547
(41)
(10)
(51)
(13)
115
28
687
585
ffs
onths
ended
Jun
2013
1,834
1,840
1,529
1,288
1,650
896
2,705
(2,040)
1,621
1,653
665
765
(1,926)
(497)
372
96
(23)
(6)
496
1,069
June 2014 Quarterly Report - www.AngloGoldAshanti.com

June 2014 Quarterly Report - www.AngloGoldAshanti.com

Operations
at a glance
for the quarter ended 30 June 2014
oz (000)
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$/oz
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$/oz
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$m
Year-on-year
$m Variance
4
Qtr on Qtr
$m Variance
5
SOUTH AFRICA
319
4 10
1,064
(12) 9
863
(3) 8
58
(23) (2)
Vaal River Operations
120
9 18
1,042
(24) 2
875
(9) 3
21
7 12
Great Noligwa
22
5 29
1,206
1 1
1,060
7 (6)
2
(4) 1
Kopanang
40
(15) 38
1,193
(3) (10)
1,021
17 (5)
(1)
(14) 14
Moab Khotsong
59
40 7
880
(46) 10
707
(32) 9
20
25 (3)
West Wits Operations
144
6 13
1,007
(13) 9
794
(4) 8
35
(3) 1
Mponeng
88
10 16
927
(16) -
714
(7) 1
30
3 5
TauTona
56
(1) 8
1,135
(9) 24
923
- 19
5
(6) (4)
Total Surface Operations
55
(11) (8)
1,258
25 26
1,016
13 22
2
(26) (14)
First Uranium SA
23
(15) (4)
1,588
43 28
1,046
17 26
(6)
(16) (7)
Surface Operations
32
(9) (11)
1,030
11 23
995
9 19
8
(10) (7)
INTERNATIONAL OPERATIONS
779
24 2
1,033
(19) 6
823
(9) 8
204
34 (66)
CONTINENTAL AFRICA
395
15 6
998
(17) (4)
846
(4) 5
113
13 (6)
DRC
Kibali - Attr. 45%
6
41
- (20)
738
- 29
717
- 33
4
4 (21)
Ghana
Iduapriem
47
(8) 4
998
(10) 11
911
- 27
10
(7) (10)
Obuasi
64
10 21
1,420
(40) (7)
1,175
(25) (5)
3
35 6
Guinea
Siguiri - Attr. 85%
80
29 14
916
(9) (5)
777
(9) (3)
34
6 9
Mali
Morila - Attr. 40%
6
10
(41) -
1,173
37 (27)
1,137
56 3
(1)
(12) (2)
Sadiola - Attr. 41%
6
23
- 21
1,078
- (23)
957
(5) (24)
1
(9) 7
Yatela - Attr. 40%
6
2
(67) (50)
2,836
84 38
1,931
33 7
(4)
(3) (1)
Namibia
Navachab
17
31 6
651
(39) (17)
733
(25) (5)
9
4 -
Tanzania
Geita
110
(3) 4
878
15 (16)
667
30 6
52
(16) 5
Non-controlling interests,
exploration and other
5
11 1
AUSTRALASIA
155
210 -
1,048
(57) 13
850
(54) 9
22
52 (37)
Australia
Sunrise Dam
62
24 (13)
1,527
(21) 39
1,308
(24) 23
(16)
8 (32)
Tropicana - Attr. 70%
93
- 11
689
- (1)
498
- 1
44
44 (4)
Exploration and other
(6)
- (1)
AMERICAS
229
(3) (3)
1,077
(4) 23
765
4 15
68
(32) (24)
Argentina
Cerro Vanguardia - Attr. 92.50%
62
- 7
935
(8) 17
682
11 6
23
(12) (5)
Brazil
AngloGold Ashanti Mineração
88
16 (6)
1,043
(25) 30
717
(16) 16
31
17 (7)
Serra Grande
30
(19) (6)
1,212
22 18
879
30 10
1
(16) (5)
United States of America
Cripple Creek & Victor
49
(18) (6)
1,221
38 20
899
24 29
11
(21) (7)
Non-controlling interests,
exploration and other
2
- -
OTHER
(4)
(4) (3)
Sub-total
1,098
17 4
1,060
(19) 7
836
(7) 9
257
7 (72)
Equity accounted investments included above
-
20 17
AngloGold Ashanti
257
27 (55)
1
Refer to note D under "Non-GAAP disclosure" for definition
2
Refer to note E under "Non-GAAP disclosure" for definition
3
Refer to note B under "Non-GAAP disclosure" for definition
4
Variance June 2014 quarter on June 2013 quarter - increase (decrease).
5
Variance June 2014 quarter on March 2014 quarter - increase (decrease).
6
Equity accounted joint ventures.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
2
Adjusted
gross profit (loss)
3
All-in sustaining costs
1
June 2014 Quarterly Report - www.AngloGoldAshanti.com

Financial and Operating Report
OVERVIEW FOR THE QUARTER
AngloGold Ashanti continued to make progress in the second quarter on its five key business objectives, namely:
improving safety and sustainability; enhancing financial flexibility; optimising overhead and operating costs and capital expenditure; improving the quality of its portfolio; and maintaining long-term optionality in the business.
Strong performance across each of these objectives supported the key strategic objective of sustainably improving cash flow and returns. Despite a 9% lower gold price in the three months to June 30, compared with the same period a year earlier, strong business improvements were made on all key metrics. Gold production rose 17%
year-on-year to 1,098,000oz, which was ahead of guidance. Total cash costs declined by 7% from a year earlier to
$836/oz, despite ongoing inflationary pressure in all operating jurisdictions. This was at the lower end of the guidance range. The operating result was assisted by a positive production performance from the South Africa
Region in particular, as well as first-time second-quarter contributions from the new Tropicana and Kibali mines. All elements of the business have maintained a sharp focus on cost controls to help drive further productivity gains.
Expenditure on corporate and marketing costs and exploration and evaluation costs decreased by 65% and 58%, respectively year-on-year, helping drive all-in-sustaining costs down by 19% to $1,060/oz. These fundamental improvements together helped drive a 140% improvement in cash flow from operating activities. On the back of these strong cash flows and ongoing cost containment, net debt declined further, from $3.105bn, to $2.994bn. The key ratio of net debt to adjusted EBITDA declined to 1.73 times. AngloGold Ashanti agreed two new, five-year revolving credit facilities with its syndicate of banks -- $1bn and A$500m – replacing existing facilities. The new
RCFs extend maturities and carry more favourable financial covenant ratios of 3.5 times Total Net Financial
Indebtedness : EBITDA (as defined in the RCF’s), further improving financial flexibility.
This slate of operating and financial achievements was all made against the backdrop of a record safety performance. The company recorded no fatalities for the quarter, for the third time in its history and the first time since 2010. Several operations passed key milestones and records were set on key safety metrics.
“We’re on track to meet our targeted savings in operating and overhead costs – all while delivering production growth and a record safety result,” Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti,
said. “We’re making hard decisions as we focus on free cash flow and returns for shareholders through active portfolio management, discipline, and strong leadership.”
Summary table comparing 2014 performance to date with the same periods last year:
Q2 2013
Q2 2014
Improved
Q14 vs
Q13
H1 2013
H1 2014
Improved
H1 14 vs
H1 13
Gold price received ($/oz)
1,421
1,289
(9%)        1,529         1,289            (16%)
Gold Production (koz)
935
1,098
17%        1,834         2,152              17%
Total cash costs ($/oz)
898
836
7%          896             804              10%
Corporate and marketing costs* ($m)
57
20
65%            123             45               63%
Exploration and evaluation costs ($m)
79
33
58%         158                 62             61%
Capital expenditure ($m)
556
311
44%        1,069                 585         45%
All-in sustaining costs**($/oz)
1,302        1,060              19%         1,288             1,027         20%
All-in costs**($/oz)
1,679       1,192                29%         1,650           1,153          30%
Cash inflow from operating activities ($m)
140              336             140%           496             687             39%
Adjusted EBITDA ($m)
288
382
33%             796              858             8%
Free cash flow ($m)
(488)
34
107%           (727)            56               108%
*
including administration and other expenses
.
**
World Gold Council Standard, excludes stockpiles written off.
June 2014 Quarterly Report - www.AngloGoldAshanti.com

SAFETY
The second quarter passed without a fatality at any of the company’s operations, the third time in AngloGold
Ashanti that this achievement has been recorded, and this being the first time in almost four years. The fatality injury frequency rate across the business improved another 20% from the record figures posted at the end of
2013. The safety result reflects an exceptionally strong performance across all regions, with South Africa in particular – which posted strong year-on-year improvements across all key safety metrics -- making important strides toward our goal of zero harm. Eleven operating units ended the quarter without a single lost time injury and of those, eight have that same achievement for the year to date. And importantly, more than 2,200 fewer lost work days have been reported so far this year, relative to the same period in 2013, underscoring the fact that safety improvements are not only the right thing to pursue for an ethical standpoint, but are important from a business perspective, too.
Notwithstanding this, our focus on safety continues particularly where we have seen success on visible leadership, technology application, hazard management and ongoing focus on training, Major Hazard Management through identification and monitoring of critical controls and High Potential Incidents with a view of enhancing organisational learning and institutionalising change in order to further improve our safety record progress going forward.
“The gains made on safety are the most important indicators of progress for us.” Venkat said. “But we recognise that complacency is the enemy, and we need to continue our intense focus on employing technology and improving our behaviours at every level, to gain more ground.”
FINANCIAL AND CORPORATE REVIEW
The reported adjusted headline (AHE) loss of $4m included a number of once off events such as closure and termination costs, stockpile and consumable stores provisions and the initial retrenchments at Obuasi as detailed in the table below.
Second-quarter normalised adjusted headline earnings amounted to $76m, or 19 US cents per share, in the three months ended to 30 June 2014, compared with normalised adjusted headline earnings of $9m, or 2 US cents per share a year earlier, the second quarter of 2013. The previous quarter, normalised adjusted headline earnings were $119m, or 29 US cents per share
.
Reconciliation of Q2 2014 and Q2 2013 published, to normalised Adjusted Headline Earnings:
Q2 2014
Q2 2013
$m
$m
AHE loss published
(4)
(135)
Stockpile and consumable inventory provisions
11
125
Amortisation adjustments
3
-
Operational and corporate redundancies (mainly Obuasi)
27
4
Operational closure and termination costs (mainly Yatela)
27
-
Indirect taxation and legal provisions
4
15
Income tax provisions
6
-
Other
2
-
AHE normalised
76
9
AHE normalised cents per share
19
2
The second quarter 2014 normalised adjusted headline earnings of $76m compared to adjusted headline earnings in the second quarter of 2013 of $9m, were affected mainly by the higher production sold ($152m) and weaker local currencies ($50m), lower corporate and marketing expenditure ($59m), partly offset by annual cost inflation
($69m) and the lower gold price ($97m).
June 2014 Quarterly Report - www.AngloGoldAshanti.com

Second quarter normalised AHE of $76m, compared to first quarter normalised AHE of $119m, was affected by higher operational cash cost items such as fuel, power, consumable stores and service charges, lower income from joint ventures and associates (mainly Kibali) and the impact of stronger local currencies which were partly offset by lower taxation charges. Refer to the graph below:
(1) Includes inventory movements
Operational performance for the second quarter was strong, with production better than market guidance. Total cash costs were at the lower end of the guidance range, despite ongoing inflationary pressure and stronger local currencies. Production was 1,098,000oz at an average total cash cost of $836/oz, compared to 1,055,000oz at
$770/oz the previous quarter and 935,000oz at $898/oz in the second quarter of 2013. Guidance for the quarter was 1,020,000oz to 1,060,000oz at a total cash cost of $830/oz to 865/oz. Year-on-year costs benefited from higher output, weaker currencies and early indications that a range of cost saving initiatives continue to gain traction.
Production from all regions -- except for the Americas -- improved year-on-year, helped by the contribution from
Kibali and Tropicana and a strong performance from the South Africa Region. South African operations achieved a
4% year-on-year increase in production to 319,000oz; Continental Africa improved 15% to 395,000oz; Australia was up 210% year-on-year to 155,000oz; the Americas declined 3% year-on-year to 229,000oz.
Gold income increased by $79m from $1,242m in the quarter ended 30 June 2013 to $1,321m in the corresponding period of 2014, representing a 6% increase year-on-year. The increase was mainly due to a 19%, or 176,000oz, increase in gold sold from 912,000oz for the quarter ended 30 June 2013 to 1,088,000oz for the same period in 2014. The increase was partially offset by the $132/oz, or 9% decrease in the gold price received from $1,421/oz for the quarter ended 30 June 2013 to $1,289/oz for the corresponding period in 2014.
Total cash costs dropped $62/oz compared to the previous year, from $898/oz to $836/oz, reflecting significant improvements from a combination of cost saving initiatives, currency weakness, removal of some marginal and loss-making production and higher output in some areas. All-in sustaining costs (AISC) excluding stockpile write offs were $1,060/oz, a 19% improvement year-on-year, and 7% higher than the previous quarter due to capital expenditure profiling. The year-on-year decline in AISC was due to the higher ounces sold, improved total cash costs, lower corporate and exploration costs as well as lower sustaining capital expenditure.
Weaker local currencies against the US dollar in the second quarter of 2014 compared to the same period in 2013 played a role in improved operating costs as the South African rand depreciated by 11%, the Australian dollar by
6%, the Brazilian real by 8% and the Argentina Peso by 54% over this period.
Production costs increased from $840m in the quarter ended 30 June 2013 to $894m in the quarter ended 30
June 2014, which represents a $54m, or 6% increase, due mainly to the first-time introduction of two new mines –
Kibali and Tropicana. The higher operational costs, given the two new operations, include fuel and power costs and service costs, partly offset by a reduction in labour costs, contractor costs and consumable stores as well as the weakening of local currencies against the US dollar.
Fuel and Power costs increased from $155m in the quarter ended 30 June 2013 to $174m in the quarter ended
30 June 2014, which represents a $19m, or 12%, increase. The power cost increase was due to electricity tariff and annual inflationary increases, in addition to the costs incurred by the two new mines.
0
40
80
120
160
119
(22)
(12)
(23)
16
(2)
76
Q1 2014 AHE
Published
Higher
operational
cash costs (1)
Stronger
local
currencies
Lower income
from
associates
(mainly Kibali)
Lower
withholding
tax &
favourable
exchange
Other
Q2 2014 AHE
Normalised
Q1 2014 Published to Q2 2014 Normalised Adjusted Headline Earnings ($m)
June 2014 Quarterly Report - www.AngloGoldAshanti.com

Cost of sales was $1,064m for the quarter ended 30 June 2014 compared to $1,012m for the corresponding period in 2013, again due largely to the first-time second-quarter contribution of two new mines, Tropicana and
Kibali. Included in cost of sales is amortisation of tangible and intangible assets and movements in unsold gold inventory, which were at similar levels to the periods under review at $173m in the quarter ended 30 June 2013 and to $170m in the same period of 2014. Amortisation decreased by $26m representing the impact of impairments in 2013 and higher ounces produced and the revision of useful lives in 2014. Movements in inventory change related to the cost of unsold gold which decreased from $41m in June 2013 quarter to $18m in the June
2014 quarter.
Despite the introduction of two new operations, labour costs declined 10% from $315m in the quarter ended 30
June 2013 to $285m in the corresponding period of 2014. This was mainly due to rationalisation and restructuring across the group. Contractor costs declined 19% from $162m in the quarter ended 30 June 2013 to $131m in the quarter ended 30 June 2014. The decrease in contractor costs was primarily a result of negotiating lower contract rates and the lower utilisation of mine contractors.
(Loss) profit attributable to equity shareholders for the second quarter of 2014 was a loss of $80m, compared to $39m profit for the previous quarter and a loss of $2,165m for the second quarter of 2013 which was impacted by asset impairments and stockpile write-downs. The current quarter was impacted by operational closure and termination costs, operational restructuring costs, impairments of investments and inventory write-downs.
Total capital expenditure during the second quarter was $311m (including equity accounted joint ventures), compared with $274m the previous quarter and $556m in the second quarter of 2013. Of the total capital expenditure, non-sustaining project capital expenditure during the quarter amounted to $107m. Capital expenditure is expected to increase in the second half of the year mainly due to timing of expenditures forecast in the Americas region.
At the end of the second quarter of 2014, net debt was $2.994bn compared to $3.095bn in the previous quarter, in part due to the $105m proceeds from the sale of Navachab, resulting in a reduction in the Net Debt to adjusted
EBITDA ratio to 1.73 times, compared with 1.90 times at 31 March 2014. Free cash flow improved from $22m in the previous quarter to $34m in the second quarter of 2014, reflecting higher production and the sale of royalties.
CORPORATE UPDATE
Natural gas for Western Australian mines: On 21 July 2014, Anglogold Ashanti signed agreements with the natural gas infrastructure company APA Group (APA) for the transportation of natural gas to the Sunrise Dam and
Tropicana gold mines in Western Australia. Under the agreements, APA will construct a new 292km pipeline which will connect to its Goldfields Gas Pipeline via the lateral pipeline at the Murrin Murrin nickel mine, and then extend past Sunrise Dam to Tropicana.
Natural gas is a cleaner fuel than diesel and its use will likely reduce greenhouse gas emissions. The power stations at both mines will be modified in order to run on 100% natural gas, while retaining diesel backup capability. The shift is expected to reduce cash operating costs at both sites by between A$25/oz to $30/oz, while also providing continuity of fuel supply, reduce exposure to diesel price volatility and significantly reduce the number of trucks on the road, providing an important safety benefit as well as reducing road maintenance costs.
Construction is scheduled to start in February 2015 with first gas scheduled to be available at Tropicana in
January 2016.
CFO Announcement: On 7 July 2014, AngloGold Ashanti announced the appointment of Christine Ramon to the post of Chief Financial Officer and Executive Director of the Board, from 1 October 2014. The appointment of Ms.
Ramon, a chartered accountant, follows a global search by the Board of Directors, as indicated in our press release of 21 May 2013. She was formerly the CFO at Sasol Limited, Africa’s largest publicly-traded energy and chemicals company for seven years until September of last year. She will replace Richard Duffy, who will then step down from both the Board and the Executive Committee.
Sale of Navachab mine complete: AngloGold Ashanti announced the completion of its sale of AngloGold Ashanti
Namibia (Proprietary) Limited, a wholly owned subsidiary which owns the Navachab Gold Mine, to QKR
Corporation Limited. The transaction, announced on 10 February this year, was concluded on
30 June 2014 resulting in proceeds of $105m.
Corporate refinancing: The Company has successfully signed a new, five-year $1bn revolving credit facility with an increased net debt to adjusted EBITDA covenant ratio of 3.5 times versus the previous facility at 3 times, with
June 2014 Quarterly Report - www.AngloGoldAshanti.com

one conditional six-month period waiver of up to 4.5 times. These same terms have been applied to a new
A$500m five-year facility, which has replaced the previous A$600m revolving credit facility.
“These new facilities further improve our tenor and financial flexibility and create additional, long-term liquidity on our balance sheet,” Chief Financial Officer Richard Duffy said. “The improved terms and longer maturities are especially important given the volatile gold price environment.”
Restructure of the Obuasi mining operation: Addressing the underperformance at Obuasi remains a key objective for AngloGold Ashanti. The restructuring and repositioning of the Obuasi mine, which is subject to a number of consents, is likely to result in a substantial reduction in the mine’s existing operations and significant workforce redundancies. Fundamental changes aimed at systemically addressing legacies, infrastructure, development constraints and cash outflows are being implemented while surface production, exploration drilling and decline development remain ongoing. This work includes initiatives to reduce the footprint of the operation and consolidate infrastructure, lower operating costs by introducing a mechanised mining approach in the future, together with the refurbishment and automation of the processing plant.
The Amendment to Program of Mining Operations, which details technical, environmental, financial and social details around the transition, was submitted to the Government of Ghana and key regulators for review on 18 July, to be followed by a two-month consultation period. An amended Environment Management Plan has been filed with the Ghana Environmental Protection Agency and a multi-stakeholder working group has been established.
AngloGold Ashanti remains firmly committed to engaging with the Government of Ghana, its employees and other important local and regional stakeholders throughout this process, as it seeks to return this key asset to sustainable, long-term profitability for the benefit of all constituencies.
WAGE NEGOTIATIONS UPDATE
The two-year wage agreement with the majority of the employees in AngloGold Ashanti’s South Africa region, and in the country’s gold sector, was concluded in September 2013 and backdated to 1 July 2013. The Association of
Mining and Construction Union, or AMCU, voluntarily participated in the negotiations but did not sign the wage agreement. However, the wage agreement was extended to all employees irrespective of their union affiliation, as a result the AMCU members have all benefited from the above-mentioned increase.
On 5 June this year, the Labour Court declared that a threatened strike by AMCU members would be unprotected under South African law. AMCU has since simultaneously brought two applications for leave to appeal; one to the
Labour Court (seeking permission to appeal to the Labour Appeal Court); and another to the Constitutional Court
(seeking permission to appeal directly to the Constitutional Court). The application to the Labour Court for permission to appeal to the Labour Appeal Court has been brought on a conditional basis. AngloGold Ashanti continues to engage its employees directly in addition to communicating through their labour unions in order to ensure that constructive dialogue is maintained.
UPDATE ON CAPITAL PROJECTS
In the Americas, the CC&V Mine Life Extension (MLE) Project continues to progress in line with expectations.
The valley leach facility (VLF) and associated gold recovery plant is on schedule to commission in mid-2016. The
MLE2 Project was 47% complete through the second quarter. The High Grade Mill is on schedule and is expected to deliver first gold production towards the end of 2014. All major mill equipment has been set in place and the remaining work is largely piping and electrical. Overall mill construction is 79% complete. Mill concrete is 99%
complete, steel is 91% complete, and all major mill equipment has been set in place.
In the DRC, at Kibali the vertical shaft is progressing well with the shaft now at a depth of 525m, with focus shifting towards off-shaft lateral development. The development work on the twin declines is progressing well with a total of 1,803 lateral metres achieved for the second quarter, exceeding the planned metres for the second quarter by a margin of 18.9% or 287m. The Nzoro 66KV line and substation has been commissioned with Nzoro 2 delivering
10MW in early July 2014. The integration between hydro and thermal power without any power outages is currently being worked upon. From a production perspective, the ramp up of the sulphide circuit has been a challenge due to late commissioning of the secondary crushing circuit, regrind circuit and pump cells. During the second quarter, more clay and transitional sulphides were treated than forecast, causing materials handling problems and flotation inefficiency. The oxide circuit also experienced some unexpected stoppages. The focus of the site teams is to ramp up production and improve plant availability.
June 2014 Quarterly Report - www.AngloGoldAshanti.com

TECHNOLOGY AND INNOVATION UPDATE
During the second quarter, the Technology Innovation Consortium continued to make considerable progress in prototype development pertaining to certain key technologies that seek to establish the base for a safe, automated mining method intended for selective use at AngloGold Ashanti’s deep-level underground mining operations.
Progress on various aspects of the project is as follows:
1. Reef
Boring:
· TauTona mine – Test site:
In the second quarter, nine holes were drilled. Due to the change in reef channel width, the holes were drilled at different diameters ranging from 660mm up to 1,060mm.
The overall results of these holes in the testing drilling sequence proved to be successful. The results are being applied to the current drilling test sites at TauTona mine.
Testing with the modified drilling machines has commenced at two of the test sites during the second quarter and the third after quarter-end. The focus was on eliminating teething problems associated with commissioning and by the end of the period the drilling time per hole stood at 4.5 days.
· Great Noligwa mine:
Testing of the new narrow reef machine started and five holes were drilled in the second quarter. While
150mm pilot holes were successfully bored, wider reaming of those holes presented challenges. The softer footwall conditions associated with the C-reef ground are contributing to this challenge and the reaming bits are currently being modified to investigate if this will resolve the problem.
· Site Equipping:
Site equipping, opening up and development of the 2014 test sites at TauTona mine have been completed.
Work continues on equipping the test sites at Kopanang, Great Noligwa and Moab Khotsong mines.
2.
Ore body Knowledge and Exploration:
A trial site was established and the current machine modified for rotary percussion drilling. Five trial holes will be drilled to compare the results from penetration rate and accuracy to reverse circulation drilling results achieved thus far. The trial will continue into the third quarter.
3. Ultra High Strength Backfill (UHSB):
The underground backfill plant is commissioned and allows for a semi-automated process to prepare the UHSB required to fill the holes at TauTona mine production sites. All available reef bored holes in the test site block have been filled. Installation of monitoring instrumentation remains part of the ongoing process at the test site. Testing at surface will recommence during the third quarter to continue development of a pumping solution towards a
1,000m horizontal distance target.
OPERATING HIGHLIGHTS
The South African operations produced 319,000oz at a total cash cost of $863/oz during the second quarter of
2014 compared to the 307,000oz at a total cash cost of $890/oz during the second quarter of 2013. Although year-
on-year costs improved predominantly as a result of Project500 initiatives, the improvements were partially offset by seasonal power tariffs, annual wage increases and other increased costs in certain areas that continued to exceed inflation.
At West Wits, production was 144,000oz at a total cash cost of $794/oz during the second quarter of 2014 compared to 136,000oz at a total cash cost of $829/oz during the second quarter of 2013. The second quarter performance reflected an improvement on the back of seismic related activities, safety stoppages and high heat conditions experienced at Mponeng at the beginning of the quarter. Mponeng reflected a 14% improvement in yield compared to the same quarter last year as a result of reduced stope-widths and an increased overall grade due to lower intake of waste tonnages. Total cash costs decreased 4% at West Wits operations, demonstrating
June 2014 Quarterly Report - www.AngloGoldAshanti.com

benefits from cost optimisation measures. TauTona is continuing with energy optimisation project which has yielded positive results.
Production from the Vaal River operations increased in the second quarter of 2014 to 120,000oz at a total cash cost of $875/oz despite safety related disruptions, compared with the second quarter of 2013 at 110,000oz at a total cash cost of $958/oz. Kopanang was adversely impacted by ingress of water into ore passes caused by a pipe failure leading to a delay in reef processing for the quarter. The average grade recovered at Moab Khotsong increased by 31% year-on-year. This favourable yield was achieved through a reduction in dilution, due to a decrease in stope-width, and higher average reef grade being mined. Despite ongoing inflationary pressure, the focus on cost management resulted in savings. Moab Khotsong was the lowest cost mine for the South African region at a total cash cost of $707/oz. The region is in the process of a segmented integration of Great Noligwa into Moab Khotsong to maximise synergies and reduce overheads.
Total Surface Operations production for the second quarter of 2014 was 55,000oz at a total cash cost of
$1,016/oz, compared to 62,000oz for the second quarter of 2013 at a total cash cost of $903/oz. Due to delays of reef delivery from Kopanang, lower grade marginal ore dump was utilised to fill the milling circuit. Grades deteriorated specifically at Mine Waste Solutions where higher grade dams have been depleted and operations shifted to reclamation sites with lower gold recovery rates. The uranium circuit was completed, but has been reconfigured, changing the circuit from reverse to forward leach to improve gold recovery. Commissioning is expected to take place in the third quarter of this year.
Continental Africa Region production during the second quarter of 2014 was 395,000oz at a total cash cost of
$846/oz compared to 343,000oz at a total cash cost of $883/oz during the second quarter of 2013. Total production for the region increased mainly due to the contribution from the start of the Kibali mine and as a result of increased production from Siguiri following access to higher grade ore sources. Production during the quarter continued to improve by 6% compared with the previous quarter despite the operating challenges at Kibali and
Obuasi. Total cash costs, excluding Kibali, decreased as a result of the marginally higher production together with the realisation of company- wide cost reduction initiatives which have mitigated the effects of inflationary pressures.
In Ghana, Iduapriem production for the second quarter of 2014 was 47,000oz at a total cash cost of $911/oz compared to 51,000oz at a total cash cost of $911/oz during the second quarter of 2013. The reduction in production year-on-year was as a result of a deliberate operating and financial strategy to process the existing lower grade surface ore stockpiles. However, production for the quarter increased 4% compared to the previous quarter as a result of a decrease in recovered grade due to treatment of lower grade ore stockpiles, offset by an increase in tonnage throughput due to higher production shifts in the quarter.
At Obuasi, production for the second quarter of 2014 was 64,000oz at a total cash cost of $1,175/oz compared to
58,000oz at a total cash cost of $1,560/oz for the second quarter of 2013. Although the mine had a decrease in recovered grade, this was fully offset by an increase in tonnage throughput due to an increase in surface tonnes processed together with increased plant availability. The cost initiatives contributed to a reduction in the cash costs as we continue to realise savings. In addition, the development of the decline ramp from surface met the crew developing the ramp from underground. The decline ramp now extends to 17 level from surface. The Amendment to Program of Mining Operations, which details technical, environmental, financial and social details around the transition, was submitted to the Government of Ghana and key regulators for review on 18 July, to be followed by a two-month consultation period. An amended Environment Management Plan has been filed with the Ghana
Environmental Protection Agency and a multi-stakeholder working group has been established. AngloGold
Ashanti remains firmly committed to engaging with the Government of Ghana, its employees and other important local and regional stakeholders throughout this process, as it seeks to return this key asset to sustainable, long-
term profitability for the benefit of all constituencies.
In the Republic of Guinea, Siguiri’s production was 80,000oz at a total cash cost of $777/oz for the second quarter of 2014 compared to 62,000oz at a total cash cost of $850/oz for the second quarter of 2013. The increase in production was a result of a 33% increase in recovered grade as a result of accessing ore from higher grade ore sources.
In Mali, Morila’s production for the second quarter of 2014 was 10,000oz at a total cash cost $1,137/oz compared to 17,000oz at a total cash cost of $728/oz for the second quarter of 2013. The decrease in production year-on-
June 2014 Quarterly Report - www.AngloGoldAshanti.com

year was as a result of the operation transitioning to closure as it reaches the end of its production life cycle. At
Sadiola, production for the quarter was 23,000oz at a total cash cost of $957/oz, compared to 23,000oz at a total cash cost of $1,003/oz for the second quarter of 2013. The current quarter however reflected improved production of 21% relative to the previous quarter, as a result of an increase in tonnage throughput due to effective plant utilisation together with more production shifts. At Yatela, in line with the transition to closure plan, there was minimal production activity, with total production for the quarter amounting to 2,000oz at a total cash cost of
$1,931/oz.
In Namibia, Navachab’s production for the second quarter of 2014 was 17,000oz at a total cash cost of $733/oz.
The transaction to sell the mine was concluded in June 2014.
In Tanzania, Geita’s production for the second quarter of 2014 was 110,000oz at a total cash cost of $667/oz, compared to 113,000oz at a total cash cost of $514/oz for the second quarter of 2013. Production for the second quarter of 2014 however, increased 4% as a result of increased tonnage throughput due to higher production shifts completed compared to the previous quarter. Total cash costs increased as a result of higher mining and processing costs incurred during the quarter in line with the operational plans.
In the Democratic Republic of the Congo, Kibali’s production for the second quarter of 2014 was 41,000oz at a total cash cost of $717/oz. Current quarter production was 20% lower than the previous quarter mainly due to operational challenges encountered with the commissioning of the sulphide circuit, plant availability on the oxide circuit and poor recovery due to transition ore.
The Americas region in the second quarter of 2014 produced 229,000oz at a total cash cost of $765/oz, compared to 235,000oz at a total cash cost of $733/oz in the second quarter of 2013. Production at CC&V in the second quarter of 2014, was 49,000oz at a total cash cost of $899/oz compared to 60,000oz at a total cash cost of
$726/oz in the second quarter of 2013. This reduction resulted from production delayed due to material placed in areas deep in the Valley Leach Facility during the quarter. The heap leach stacking plan was modified to defer production from the first half to the second half of the year (2014), by starting with placing ore deep and go shallower in the latter part of the year. Stockpiling of mill grade ore continues to ensure mill production can commence when the mill is commissioned.
Production in Brazil suffered from the temporary loss of access to a higher grade area at AngloGold Ashanti
Mineração, which plans to recover the lost output later this year once the area becomes available. AngloGold
Ashanti Mineração produced 88,000oz at total cash cost of $717/oz in the second quarter of 2014 compared to
76,000oz at a total cash cost of $858/oz in the second quarter of 2013. During 2014, a new ore body started production at Córrego do Sítio (Sulphide II). However, compared to the previous quarter, production was lower from both Lamego and Córrego do Sítio (CdS) Oxide. In addition, production at Cuiabá was 6% lower mainly due to lower feed grades as a consequence of geotechnical issues at the mine, changes in the ore mineral characteristics at CdS Oxide operation affecting its recovery and lower flotation and CIL recoveries at CdS
Sulphide operation, partially off-set by higher tonnage.
At Serra Grande, production
in the second quarter
of 2014 was 30,000oz at total cash of $879/oz compared to
37,000oz
at a total cash cost of $675/oz for the second quarter of 2013
. The lower production is due to a 17%
decline in grades.
High grade contribution from the ore body in Mina III is reducing. However, AngloGold Ashanti is engaged in an ongoing exploration programme for higher grade areas, one of which is Ingá, expected to come into production in 2016.
In Argentina, Cerro Vanguardia´s production for the second quarter of 2014 was 62,000oz at a total cash cost of
$682/oz, compared with 62,000oz at a total cash cost of $615/oz for the second quarter of 2013. Higher grade was partially offset by lower treated tonnes. Production increased 7% compared to the previous quarter mainly due to higher grade in line with the production plan.
Cash costs increased reflecting higher equipment maintenance costs and greater consumption of materials. Lower deferred stripping (because deferral of waste costs was discontinued for two pits - LMCB9 and ODCB7) also impacted negatively compared to the previous quarter. Rising costs were partially compensated by the positive impact of stockpile movement derived from higher tonnes generated.
June 2014 Quarterly Report - www.AngloGoldAshanti.com

In Australasia production for the second quarter of 2014 was 155,000oz at a total cash cost of $850/oz compared to 50,000oz at a total cash cost of $1,829/oz for the second quarter of 2013, with the increase in production mainly attributed to the start of the Tropicana mine during this period.
Production at Sunrise Dam in the second quarter of 2014 was 62,000oz at total cash cost of $1,308/oz, compared to 50,000oz at a total cash cost of $1,713/oz for the second quarter of 2013. The increase in production was due to tonnes mined and head grade from the underground mine, which both increased when compared to the same period last year. Underground ore tonnes mined increased by 11% whilst head grade increased 20% to approximately 2.4g/t. As planned, gold production decreased by 12% from the first quarter of 2014 as ore stockpiles were drawn down, contributing to an increase in costs. A total of 37m of underground capital development and 2,401m of operational development were completed during the quarter. The mine had a 20%
increase in ore production from underground. Underground mine grade was at 3.1g/t for the second quarter compared to 2.77g/t in the previous quarter (a 12% increase).
Tropicana’s production for the second quarter of 2014 was 93,000oz at a total cash cost $498/oz, in line with budget. The processing plant reached nameplate throughput capacity in the March quarter and this rate was maintained in the June quarter.
EXPLORATION
Total expensed exploration and evaluation costs (including technology) during the second quarter, inclusive of expenditure at equity accounted joint ventures, were $36m ($9m on Brownfield, $13m on Greenfield and $14m on pre-feasibility studies), compared with $91m during the same quarter the previous year. Greenfields exploration activities were undertaken in three countries: Australia, Colombia and Guinea, while minor work was also completed in Brazil.
In South Africa, five deep surface drilling sites were in operation during the second quarter, one on the Moab
Khotsong Mine and four at Mponeng (WUDLs). Diamond drilling commenced at MZA10 and the hole is currently at
779.5m. This hole is located to the east of the recently complete holes, MMB 6 and 7, and it is targeted to provide value information in the lower reaches of the early gold portion of Project Zaaiplaats.
Drilling of site UD51 was completed. Plugging of the hole and rehabilitation of the site continues. UD59 advanced well during the second quarter and reached a depth of 3,145m in the Allanridge Formation lava’s. Redrill at UD60 has advanced to 1,346m after further in hole problems during the second quarter. The diamond rig has been erected at UD58A and the hole is currently being straightened and is at a depth of 291m.
In Tanzania at Geita Gold Mine exploration focused on infill drilling programmes at Geita Hill East (4,691m
RC&DD) and Geita Hill West (515m RC) and Advance Grade Control drilling commenced at Star & Comet Cut 2
Pit (286m RC). Detailed routine geological pit mapping continued to improve the geological model and enhance the understanding of controls on mineralisation at Geita Hill, Nyankanga and Star & Comet pits. Interpretative geological sections are currently being compiled for all known deposits as part of a programme to develop 3D geological models over Geita Hill, Star & Comet and Matandani-Kukuluma.
In Guinea, at Siguiri Gold Mine, a total of 72 holes were completed with 5,797m drilled during the second quarter.
This comprised of 1,462m diamond and 2,738m RC infill drilling from the Kami Pit Fresh Rock project, and 1,597m
RC from the Balato North1 reconnaissance target.
Core processing is completed and detailed logging of 18 diamond drillholes were completed during the second quarter, including additional geotechnical DD holes selected to supply additional information to the combination plant expansion project PFS.
In Ghana, at Obuasi, Gold Mine a total of 2,563m of underground drilling was completed from the Above 50 Level
41S-294W site. The purpose of this infill drilling is to increase confidence in portions of Block 9/Red Zone 6 currently classified as Inferred Mineral Resource.
In Mali at Sadiola, 6,262m of RC drilling was completed. Drilling took place at FE4S, Tabakoto, TB6, Antarctica,
S2, FE2S, and FE4SE oxide targets. Results were generally disappointing, with FE4S, TB6 and S2 showing low oxide potential. Drilling along Tabakoto strike confirmed thick oxide cover and returned isolated and narrow gold intersections in both sulphide and oxide with mineralisation apparently controlled by folding.
June 2014 Quarterly Report - www.AngloGoldAshanti.com

In Brazil, exploration work for AGABM continued at the Cuiaba, Lamego and CdS production centers. During the second quarter, 20,170m were drilled collectively in the surface and underground drilling programmes. Geological modelling continued for near mine exploration targets. At Serra Grande, 12,935m of drilling were completed to infill and extend ore bodies near mine infrastructure.
In Colombia, drilling and Mineral Resource modelling to support the Pre-Feasibility Study continued at the
Gramalote Joint Venture. This included 2,135m completed for Mineral Resource infill drilling and testing opportunities for Mineral Resource addition. At La Colosa, drilling activities included 6,295m completed for Mineral
Resource infill and extension. Site investigation, hydrology and geotechnical drilling programmes continued.
At Sunrise Dam in Australia, exploration was focussed on Mineral Resource definition and extension work, utilising two underground diamond drill rigs (8,960m) and one RC drill rig (5,574m). RC drilling was focussed on
Sunrise Shear Zone Panel 4 and Sunrise Shear South, while diamond drilling focussed on Vogue, Midway Shear
Zone and Cosmo East. At Tropicana, design, permitting and site preparation for the 3D seismic survey to image the mineralised zone down dip of Tropicana continued. The survey is expected to start in the third quarter of 2014 to help inform targeting of thicker zones of mineralisation below the current open pit designs and extents of existing drilling.
During the second quarter, aircore drilling at the Tumbleweed prospect, 15km north of Tropicana Gold Mine was completed. A limited campaign of RC drilling at the Highball prospect, 2km west of the mine, was also completed.
Detailed information on the exploration activities and studies both for brownfields and greenfields is available on the AngloGold Ashanti website (
www.anglogoldashanti.com
).
OUTLOOK
Production guidance is estimated to be broadly in line with the guidance of the previous quarter of between
1,060kozs to 1,090kozs at total cash costs of $850/oz to $890/oz, assuming average exchange rates against the
US dollar of 10.65 (Rand), 2.28 (Brazil Real), 0.93 (Aus$) and 8.55 (Argentina Peso). Fuel is estimated at $110/bl.
The production estimate factors’ in the lost ounces due to the sale of Navachab, winding down of production at
Obuasi, Siguiri production levels normalizing and Tropicana recovering after resolving challenges with plant availability in July. In addition, production losses following an earthquake near the Vaal River Operation on
5 August, are preliminarily estimated at as much as 30,000oz, based on early assessments of damage to underground and surface mining and power infrastructure, as well as the estimated time to safely ramp up production to normal levels. Safety will not be compromised for production. AngloGold Ashanti retains the right to revise this guidance figure, should new information on the impacts of the seismic event come to light. Annual guidance remains intact, in line with the appropriate currency forecasts.
Other known or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk Factors section in AngloGold Ashanti’s Form 20-F for the year ended 31 December 2013 that was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014 and available on the SEC’s homepage at http://www.sec.gov.
June 2014 Quarterly Report - www.AngloGoldAshanti.com

June 2014 Quarterly Report - www.AngloGoldAshanti.com 12

Independent auditor’s review report on the Condensed Consolidated Financial Statements for the quarter and six months ended 30 June 2014 to the Shareholders of AngloGold Ashanti Limited
We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report from pages 14 to 28, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2014, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and six months then ended, and selected explanatory notes.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting as issued by the International Accounting
Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial
Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of
South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by
the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.
The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and six months ended 30 June 2014 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting as issued by the IASB, the SAICA
Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.
Ernst & Young Inc.
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
7 August 2014
June 2014 Quarterly Report - www.AngloGoldAshanti.com 13

Group
income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2014
2014
2013
2014
2013
US Dollar million
Notes
Reviewed Reviewed Reviewed Reviewed Reviewed
Revenue
2
1,358
1,359 1,301 2,717 2,819
Gold income 2
1,321
1,324 1,242 2,644 2,705
Cost of sales 3
(1,064)
(1,012) (1,012) (2,076) (2,040)
(Loss) gain on non-hedge derivatives and other
commodity contracts
(5)
(16) 100 (21) 100
Gross profit
252
296 330 547 765
Corporate administration, marketing and other
expenses
(20)
(25) (57) (45) (123)
Exploration and evaluation costs
(33)
(30) (79) (62) (158)
Other operating expenses 4
(7)
(5) (10) (12) (11)
Special items 5
(17)
(7) (3,203) (24) (3,228)
Operating profit (loss)
175
229 (3,019) 404 (2,755)
Dividends received
2
-
- - - 5
Interest received
2
6
6 10 12 17
Exchange (loss) gain
(8)
(6) 5 (14) -
Finance costs and unwinding of obligations
6
(71)
(71) (69) (142) (133)
Fair value adjustment on $1.25bn bonds
(31)
(70) - (101) -
Fair value adjustment on option component of
convertible bonds
-
- - - 9
Fair value adjustment on mandatory convertible
bonds
-
- 175 - 312
Share of associates and joint ventures' (loss) profit
7
(85)
19 (183) (66) (190)
(Loss) profit before taxation
(14)
107 (3,081) 93 (2,735)
Taxation 8
(60)
(62) 895 (121) 797
(Loss) profit for the period
(74)
45 (2,186) (28) (1,938)
Allocated as follows:
Equity shareholders
(80)
39 (2,165) (41) (1,926)
Non-controlling interests
6
6 (21) 13 (12)
(74)
45 (2,186) (28) (1,938)
Basic (loss) earnings per ordinary share (cents)
(1)
(20)
10 (559) (10) (497)
Diluted (loss) earnings per ordinary share (cents)
(2)
(20)
10 (575) (10) (548)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter and six months ended 30 June 2014 have been prepared by the corporate accounting staff of
AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This process was supervised by Mr Richard Duffy (BCom; MBA), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the
Group's Chief Executive Officer. The financial statements for the quarter and six months ended 30 June 2014 were reviewed, but not audited, by the
Group's statutory auditors, Ernst & Young Inc.
June 2014 Quarterly Report - www.AngloGoldAshanti.com

Group
statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2014
2014
2013
2014
2013
US Dollar million
Reviewed Reviewed Reviewed Reviewed Reviewed
(Loss) profit for the period
(74)
45 (2,186) (28) (1,938)
Items that will be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
(8)
(8) (191) (16) (340)
Share of associates and joint ventures' other
comprehensive income
-
1 - 1 -
Net gain (loss) on available-for-sale financial assets
-
9 (12) 9 (26)
Release on impairment of available-for-sale
financial assets
1
- 13 1 25
Deferred taxation thereon
-
(4) - (4) 2
1
5 1 6 1
Items that will not be reclassified
subsequently to profit or loss:
Actuarial gain recognised
6
10 30 16 30
Deferred taxation thereon
(2)
(2) (8) (4) (8)
4
8 22 12 22
Other comprehensive (loss) income for the
period, net of tax
(3)
6 (168) 3 (317)
Total comprehensive (loss) income for the
period, net of tax
(77)
51 (2,354) (25) (2,255)
Allocated as follows:
Equity shareholders
(83)
45 (2,333) (38) (2,243)
Non-controlling interests
6
6 (21) 13 (12)
(77)
51 (2,354) (25) (2,255)
Rounding of figures may result in computational discrepancies.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 15

Group
statement of financial position
As at
As at
As at
As at
June
March
December
June
2014
2014
2013
2013
US Dollar million
Notes
Reviewed
Reviewed Audited Reviewed
ASSETS
Non-current assets
Tangible assets
4,955
4,885 4,815 4,659
Intangible assets
270
269 267 281
Investments in associates and joint ventures
1,348
1,391 1,327 1,127
Other investments
144
141 131 130
Inventories
602
617 586 590
Trade and other receivables
23
25 29 34
Deferred taxation
187
169 177 546
Cash restricted for use
36
37 31 29
Other non-current assets
56
50 41 7
7,621
7,584 7,404 7,403
Current assets
Other investments
-
1 1 -
Inventories
1,002
1,016 1,053 1,068
Trade and other receivables
356
380 369 450
Cash restricted for use
18
14 46 34
Cash and cash equivalents
604
525 648 415
1,980
1,936 2,117 1,967
Non-current assets held for sale 14
-
158 153 137
1,980
2,094 2,270 2,104
TOTAL ASSETS
9,601
9,678 9,674 9,507
EQUITY AND LIABILITIES
Share capital and premium 11
7,032
7,024 7,006 6,758
Accumulated losses and other reserves
(3,969)
(3,884) (3,927) (3,552)
Shareholders' equity
3,063
3,140 3,079 3,206
Non-controlling interests
38
35 28 (14)
Total equity
3,101
3,175 3,107 3,192
Non-current liabilities
Borrowings
3,619
3,569 3,633 2,212
Environmental rehabilitation and other provisions
1,060
1,013 963 1,043
Provision for pension and post-retirement benefits
150
152 152 164
Trade, other payables and deferred income
14
14 4 2
Deferred taxation
607
579 579 583
5,450
5,327 5,331 4,004
Current liabilities
Borrowings
187
235 258 1,281
Trade, other payables and deferred income
777
793 820 868
Bank overdraft
4
22 20 31
Taxation
82
67 81 74
1,050
1,117 1,179 2,254
Non-current liabilities held for sale 14
-
59 57 57
1,050
1,176 1,236 2,311
Total liabilities
6,500
6,503 6,567 6,315
TOTAL EQUITY AND LIABILITIES
9,601
9,678 9,674 9,507
Rounding of figures may result in computational discrepancies.
June 2014 Quarterly Report - www.AngloGoldAshanti.com

Group
statement of cash flows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2014
2014
2013
2014
2013
US Dollar million
Reviewed Reviewed Reviewed Reviewed Reviewed
Cash flows from operating activities
Receipts from customers
1,386
1,288 1,343 2,674 2,835
Payments to suppliers and employees
(1,016)
(905) (1,147) (1,921) (2,230)
Cash generated from operations
370
383 196 753 605
Dividends received from joint ventures
-
- - - 8
Taxation refund
-
37 - 38 -
Taxation paid
(34)
(70) (56) (104) (117)
Net cash inflow from operating activities
336
350 140 687 496
Cash flows from investing activities
Capital expenditure
(257)
(220) (418) (477) (802)
Interest capitalised and paid
-
- (3) - (7)
Expenditure on intangible assets
(3)
- (20) (3) (33)
Proceeds from disposal of tangible assets
26
- 7 27 7
Other investments acquired
(22)
(26) (24) (48) (56)
Proceeds from disposal of other investments
20
24 22 43 49
Investments in associates and joint ventures
(11)
(40) (124) (51) (274)
Proceeds from disposal of associates and joint ventures
-
- 1 - 6
Loans advanced to associates and joint ventures
(2)
(4) (22) (6) (23)
Loans repaid by associates and joint ventures
-
- 2 - 2
Dividends received
-
- - - 5
Proceeds from disposal of subsidiary
105
- - 105 1
Cash in subsidiary disposed and transfers to held for sale
3
(1) - 2 -
(Increase) decrease in cash restricted for use
(3)
26 (5) 23 (4)
Interest received
7
4 4 11 9
Net cash outflow from investing activities
(137)
(237) (580) (374) (1,120)
Cash flows from financing activities
Proceeds from borrowings
76
15 319 90 466
Repayment of borrowings
(132)
(171) (72) (302) (168)
Finance costs paid
(43)
(81) (62) (124) (100)
Revolving credit facility and bond transaction costs
-
- - - (5)
Dividends paid
(3)
- (27) (3) (53)
Net cash (outflow) inflow from financing activities
(102)
(237) 158 (339) 140
Net increase (decrease) in cash and cash equivalents
97
(124) (282) (26) (484)
Translation
-
(1) (15) (2) (25)
Cash and cash equivalents at beginning of period
503
628 680 628 892
Cash and cash equivalents at end of period
(1)
600
503 383 600 383
Cash generated from operations
(Loss) profit before taxation
(14)
107 (3,081) 93 (2,735)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
6
16 (100) 21 (100)
Amortisation of tangible assets
179
175 206 355 419
Finance costs and unwinding of obligations
71
71 69 142 133
Environmental, rehabilitation and other expenditure
6
8 (15) 14 (22)
Special items
(9)
6 3,204 (5) 3,234
Amortisation of intangible assets
9
9 8 17 9
Fair value adjustment on $1.25bn bonds
31
70 - 101 -
Fair value adjustment on option component of convertible bonds
-
- - - (9)
Fair value adjustment on mandatory convertible bonds
-
- (175) - (312)
Interest received
(6)
(6) (10) (12) (17)
Share of associates and joint ventures' (profit) loss
85
(19) 183 66 190
Other non-cash movements
27
13 8 42 14
Movements in working capital
(15)
(67) (101) (81) (199)
370
383 196 753 605
Movements in working capital
Decrease (increase) in inventories
8
(10) (58) (1) (98)
Decrease (increase) in trade and other receivables
20
(36) (1) (16) 18
Decrease in trade, other payables and deferred income
(43)
(21) (42) (64) (119)
(15)
(67) (101) (81) (199)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 30 June 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $ 4m (31 March 2014 : $22m; 30 June 2013 : $31m)
June 2014 Quarterly Report - www.AngloGoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2012
6,742
177 (806) (2) 13 (89) (562) 5,473 21 5,494
Loss for the period (1,926) (1,926) (12) (1,938)
Other comprehensive income (loss) 1 22 (340) (317) (317)
Total comprehensive (loss) income
-                                        -                     (1,926)                   -                           1                      22                       (340)                 (2,243)                  (12)                (2,255)
Shares issued 16
16 16
Dividends paid (40) (40) (40)
Dividends of subsidiaries - (23) (23)
Translation
(20) 10
(2) 12 - -
Balance at 30 June 2013
6,758 157 (2,762) (2) 12 (55) (902) 3,206 (14) 3,192
Balance at 31 December 2013
7,006
136
(3,061)
(1)
18
(25)
(994)
3,079
28
3,107
Loss for the period
(41)
(41)
13
(28)
Other comprehensive income (loss)
1
6
12
(16)
3
3
Total comprehensive income (loss)
-
1
(41)
-
6
12
(16)
(38)
13
(25)
Shares issued
26
26
26
Share-based payment for share awards
net of exercised
(5)
(5)
(5)
Dividends of subsidiaries
-
(3)
(3)
Translation
1
1
(1)
-
Balance at 30 June 2014
7,032
132
(3,101)
(1)
24
(13)
(1,010)
3,063
38
3,101
Rounding of figures may result in computational discrepancies.
Equity holders of the parent
June 2014 Quarterly Report - www.AngloGoldAshanti.com

Segmental
reporting
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed
Reviewed Reviewed Reviewed
Gold income
South Africa
390
372
423
763
930
Continental Africa
535
532
477
1,067
1,012
Australasia
189
215
71
405
165
Americas
305
310
337
614
732
1,419
1,429
1,308
2,848
2,839
Equity-accounted investments included above
(99)
(105)
(65)
(204)
(134)
1,321
1,324
1,242
2,644
2,705
Gross profit (loss)
South Africa
52
44
180
96
334
Continental Africa
113
119
100
232
228
Australasia
22
59
(30)
81
(27)
Americas
68
92
100
160
277
Corporate and other
(4)
(1)
-
(5)
(5)
252
313
350
565
807
Equity-accounted investments included above
-
(17)
(20)
(17)
(43)
252
296
330
547
765
Capital expenditure
South Africa
68
51
123
119
223
Continental Africa
121
127
221
249
429
Australasia
24
27
100
51
201
Americas
98
69
113
167
211
Corporate and other
-
-
-
-
4
311
274
556
585
1,069
Equity-accounted investments included above
(52)
(53)
(117)
(105)
(215)
260
221
439
480
854
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Gold production
South Africa
319
290
307
609
634
Continental Africa
395
374
343
769
619
Australasia
155
155
50
310
111
Americas
229
236
235
465
469
1,098
1,055
935
2,152
1,834
As at
As at
As at
As at
Jun
Mar
Dec
Jun
2014
2014
2013
2013
Reviewed Reviewed Audited Reviewed
Total assets
(1)
South Africa
2,303
2,311
2,325
2,446
Continental Africa
3,311
3,478
3,391
3,401
Australasia
1,073
1,059
1,108
1,104
Americas
2,340
2,263
2,203
2,169
Corporate and other
573
567
647
387
9,601
9,678
9,674
9,507
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive
Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
(1)
During the 2013 year, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m). There were no further impairments in the current period.
Quarter ended
US Dollar million
Quarter ended
oz (000)
Six months ended
Six months ended
US Dollar million
June 2014 Quarterly Report - www.AngloGoldAshanti.com

Notes
for the quarter and six months ended 30 June 2014
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2013 except for the adoption of new standards and interpretations effective 1 January 2014.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as
issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards
Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and six months ended 30 June 2014.
2. Revenue
Quarter ended
Six months ended
Jun
Mar
Jun Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Gold income
1,321
1,324 1,242 2,644 2,705
By-products (note 3)
30
29 42 60 77
Dividends received
-
- - - 5
Royalties received (note 5)
1
1 6 2 16
Interest received
6
6 10 12 17
1,358
1,359 1,301 2,717 2,819
3.
Cost of sales
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Cash operating costs
861
762 825 1,624 1,611
By-products revenue (note 2)
(30)
(29) (42) (60 (77)
831
733 783 1,564 1,534
Royalties
34
37 30 71 67
Other cash costs
9
8 11 16 20
Total cash costs
874
778 824 1,651 1,621
Retrenchment costs
3
6 4 9 8
Rehabilitation and other non-cash costs
17
22 12 40 24
Production costs
894
806 840 1,700 1,653
Amortisation of tangible assets
179
175 206 355 419
Amortisation of intangible assets
9
9 8 17 9
Total production costs
1,082
990 1,053 2,073 2,081
Inventory change
(18)
22 (41) 4 (41)
1,064
1,012 1,012 2,076 2,040
4.
Other operating expenses
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Pension and medical defined benefit provisions
2
2 7 4 11
Claims filed by former employees in respect of loss
of employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
4
3 3 7 -
Miscellaneous
1
- - 1 -
7
5 10 12 11
Rounding of figures may result in computational discrepancies.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 20

5.
Special items
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)
-
- 2,982 - 2,983
Impairment of other investments (note 9)
1
- 14 1 26
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)
(25)
2 (4) (23) (3)
Royalties received (note 2)
(1)
(1) (6) (2) (16)
Indirect tax expenses and legal claims
12
- 28 12 31
Inventory write-off due to fire at Geita
-
- - - 14
Legal fees and other costs related to contract termination and settlement costs
3
6 - 9 4
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments
-
- 178 - 178
Corporate retrenchment costs
-
- 4 - 4
Retrenchment and related costs
25
- - 25 -
Write-off of a loan
-
- 7 - 7
Loss on sale of Navachab (note 14)
2
- - 2 -
17
7 3,203 24 3,228
The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.
For the quarter and six months ended 30 June 2014, no asset impairments or reversal of impairments were recognised.
During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:
During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units’ recoverable amounts, including Obuasi and
Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses of $3,029m were recognised during 2013.
The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.
In addition, net impairments of $162m were recognised on the entity’s investments in equity-accounted associates and joint ventures considering quoted share prices, their respective financial positions and anticipated declines in operating results of these entities. Impairments to net realisable value of $178m were raised at 30 June 2013 and impairments of $38m were raised at 31 December 2013 due to stockpile abandonments and other specific adjustments.
6.
Finance costs and unwinding of obligations
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Finance costs
64
64 54 128 103
Unwinding of obligations, accretion of convertible bonds and other discounts
7
7 15 14 30
71
71 69 142 133
7.
Share of associates and joint ventures’ (loss) profit
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Revenue
121
117 75 238 155
Operating costs, special items and other expenses
(197)
(99) (64) (296) (135)
Net interest received
1
2 2 3 1
(Loss) profit before taxation
(75)
20 13 (55) 21
Taxation
(4)
(1) (9) (5) (17)
(Loss) profit after taxation
(79)
19 4 (60) 4
Net impairment of investments in associates and joint
ventures (note 9)
(6)
- (187) (6) (194)
(85)
19 (183) (66) (190)
Rounding of figures may result in computational discrepancies.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 21

In July 2014, AngloGold Ashanti and other shareholders of Rand Refinery (Pty) Limited, an associate of the company, entered into an agreement with Rand Refinery to provide an irrevocable, subordinated loan facility to the maximum value of R1.2 billion (US$113m).
The facility allows for amounts to be advanced to Rand Refinery to finance the purchase of gold in the event that Rand Refinery finally determines that a shortfall of 87 000 ounces of gold actually exists when comparing the physical inventory of Rand Refinery to the records of amounts it holds on behalf of third parties.
The facility, if drawn down, will be convertible to equity after a period of 2 years on condition that all shareholders of Rand Refinery agree to the conversion.
Due to the uncertainty around Rand Refinery’s possible gold shortfall position and the time it is taking to resolve the matter, Rand
Refinery has been unable to complete its annual financial statements for the year ended 30 September 2013. As a result, AngloGold
Ashanti has adjusted its share of equity profits accounted for as part of its investment in Rand Refinery, and which is based on the unaudited management accounts of Rand Refinery, with an estimate of its share of the probable losses at Rand Refinery of $51m related to the gold shortfall position.
8. Taxation
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
South African taxation
Mining tax
10
14 (7) 24 10
Non-mining tax
1
(3) - (2) -
Prior year under (over) provision
7
(2) 1 5 (1)
Deferred taxation
Temporary differences
2
(20) (69) (18) (59)
Unrealised non-hedge derivatives and other commodity
contracts
(2)
(4) 27 (6) 27
18
(15) (49) 3 (23)
Foreign taxation
Normal taxation
37
46 (15) 83 40
Prior year over provision
(9)
(3) - (12) -
Deferred taxation
(1)
Temporary differences
14
33 (831) 47 (814)
42
77 (846) 118 (774)
60
62 (895) 121 (797)
(1)
Included in temporary differences under Foreign taxation in 2013, is a tax credit relating to impairments, derecognition of assets of $915m and write-
down of inventories of $68m.
9.
Headline (loss) earnings
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:
(Loss) profit attributable to equity shareholders
(80)
39 (2,165) (41) (1,926)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5) - - 2,982 - 2,983
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)
(25)
2 (4) (23) (3)
Loss on sale of Navachab (note 14)
2
- - 2 -
Impairment of other investments (note 5)
1
- 14 1 26
Net impairment of investments in associates and joint ventures
(note 7)
6
- 187 6 194
Taxation - current portion
7
- 1 7 1
Taxation - deferred portion - (3) (902) (3) (903)
(89)
38 112 (51) 372
Headline (loss) earnings per ordinary share (cents)
(1)
(22)
9 29 (13) 96
Diluted headline (loss) earnings per ordinary share (cents)
(2)
(22)
9 (13) (13) 19
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 22

10. Number of shares
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000 600,000,000 600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 4,280,000 4,280,000 4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares of 1 SA cent
Each
5,000,000
5,000,000 5,000,000 5,000,000 5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
403,364,237
403,087,362 383,781,042 403,364,237 383,781,042
E ordinary shares in issue
690,984
697,896 1,592,308 690,984 1,592,308
Total ordinary shares:
404,055,221
403,785,258 385,373,350 404,055,221 385,373,350
A redeemable preference shares
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896 778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
403,259,109
402,785,093 383,715,540 403,029,051 383,571,718
E ordinary shares
699,769
704,108 1,599,076 698,794 1,604,681
Fully vested options
2,030,986
2,477,845 1,735,734 2,420,030 2,059,490
Weighted average number of shares
405,989,864
405,967,046 387,050,350 406,147,875 387,235,889
Dilutive potential of share options
-
1,185,208 - - -
Dilutive potential of convertible bonds
-
- 18,140,000 - 18,140,000
Diluted number of ordinary shares
405,989,864
407,152,254 405,190,350 406,147,875 405,375,889
11.
Share capital and premium
As at
Jun
Mar
Dec
Jun
2014
2014
2013
2013
Reviewed Reviewed Audited Reviewed
US Dollar Million
Balance at beginning of period
7,074
7,074 6,821 6,821
Ordinary shares issued
21
13 259 16
E ordinary shares issued and cancelled
-
- (6) -
Sub-total
7,095
7,087 7,074 6,837
Redeemable preference shares held within the group
(53)
(53) (53) (53)
Ordinary shares held within the group
-
- (6) (10)
E ordinary shares held within the group
(10)
(10) (9) (16)
Balance at end of period
7,032
7,024 7,006 6,758
12. Exchange
rates
Jun
Mar
Dec
Jun
2014
2014
2013
2013
Unaudited Unaudited Unaudited Unaudited
ZAR/USD average for the year to date
10.67
10.82 9.62 9.18
ZAR/USD average for the quarter
10.51
10.82 10.12 9.45
ZAR/USD closing
10.63
10.52 10.45 9.94
AUD/USD average for the year to date
1.09
1.12 1.03 0.99
AUD/USD average for the quarter
1.07
1.12 1.08 1.01
AUD/USD closing
1.06
1.08 1.12 1.08
BRL/USD average for the year to date
2.30
2.36 2.16 2.03
BRL/USD average for the quarter
2.23
2.36 2.27 2.07
BRL/USD closing
2.20
2.26 2.34 2.20
ARS/USD average for the year to date
7.83
7.60 5.48 5.12
ARS/USD average for the quarter
8.05
7.60 6.07 5.24
ARS/USD closing
8.13
8.00 6.52 5.37
Rounding of figures may result in computational discrepancies.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 23

13. Capital
commitments
Jun
Mar
Dec
Jun
2014
2014
2013
2013
Reviewed Reviewed Audited Reviewed
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
325
379 437 601
(1)
Includes capital commitments relating to associates and joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14. Non-current assets and liabilities held for sale
Effective 30 April 2013, Navachab mine located in Namibia was classified as held for sale. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014,
AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation
Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR).
On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. A loss on disposal of $2m (note 5) was realised on the sale on Navachab.
Navachab is not a discontinued operation and is not viewed as part of the core assets of the company
.
15.
Financial risk management activities
Borrowings
The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
As at
Jun
2014
Reviewed
Mar
2014
Reviewed
Dec
2013
Audited
Jun
2013
Reviewed
Carrying amount
3,806
3,804 3,891 3,493
Fair value
3,822
3,743 3,704 3,400
Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
US Dollar million
Jun 2014
Mar 2014
Dec 2013
Jun 2013
Assets measured at fair value
Available-for-sale financial assets
Equity securities
60
-
-
60
60 - - 60 47 - - 47 42 2 - 44
Liabilities measured at fair value
Financial liabilities at fair value through profit or
loss
Mandatory convertible bonds
-
-
-
-
- - - - - - - - 270 - - 270
$1.25bn bonds
1,457
-
- 1,457
1,400 - - 1,400 1,353 - - 1,353 - - - -
Rounding of figures may result in computational discrepancies.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 24

16. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2014 and 31 December 2013 are detailed below:
Contingencies and guarantees
Jun 2014
Dec 2013
Reviewed Audited
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – Africa
(2)
-
-
Withholding taxes – Ghana
(3)
30
28
Litigation – Ghana
(4) (5) (6)
97
97
ODMWA litigation
(7)
211
-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(8)
40
38
VAT disputes – Mineração Serra Grande S.A.
(9)
17
16
Tax dispute - AngloGold Ashanti Colombia S.A.
(10)
199
188
Tax dispute - Cerro Vanguardia S.A.
(11)
53
63
Sales tax on gold deliveries – Mineração Serra Grande S.A
.
(12)
-
101
Contingent assets
Indemnity – Kinross Gold Corporation
(13)
(11)
(60)
Royalty – Tau Lekoa Gold Mine
(14)
-
-
Royalty – Navachab Mine QKR
(15)
-
-
Financial Guarantees
Oro Group (Pty) Limited
(16)
9
10
645
481
(1)
Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that
Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances.
Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground m i n e s in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources
Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)
Withholding taxes - AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various withholding taxes amounting to
$30m (2013: $28m). Management is of the opinion that the withholding taxes were not properly assessed and the company has lodged an objection.
(4)
Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building
Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination,
AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of
Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately
$ 97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the
Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. On 20 February 2014, AGAG was served with a new writ for approximately $97m, as previously claimed. On 2 May 2014, the court dismissed AGAG’s application for stay of proceedings pending arbitration and ordered AGAG to file its statement of defence within 14 days. On 15 May 2014 AGAG filed a Notice of Appeal at the
Court of Appeal. AGA further filed a Stay of Proceedings Pending Appeal at the High Court. On 11 May 2014, the High
Court granted AGA’s application for Stay of Proceedings pending appeal. AGAG awaits the record of proceedings to be transmitted to the Court of Appeal for the parties to file their written submissions.
(5)
Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. The plaintiffs subsequently amended their writ to include their respective addresses. AGAG
f i l e d a d ef e nc e t o t h e am end e d wr i t on 1 6 J ul y 2 0 1 3 an d a r e awaiting the plaintiffs to apply for directions. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 25

(6)
Litigation – five executive members of the PTP (AGA) Smoke Effect Association (PASEA) sued AGAG on 24
February 2014 in their personal capacity and on behalf of the members of PASEA. The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Kortkortesua, Abomperkrom, and PTP Residential
Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned Pompara Treatment Plant (PTP).
The plaintiffs claim they have been adversely affected by the operations of the PTP. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(7)
Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold
Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung
Diseases (OLD), including several potential class actions and individual claims.
For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by
Bangumzi Bennet Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold A s h a n t i for amounts as yet unspecified. On 4 September 2 0 1 2 , AngloGold A s h a n t i delivered its notice of intention to defend this application.
AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines
(Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date;
and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.
On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were initiated. The applicants n o w request certification o f two classes (the "silicosis class” and the "tuberculosis class"). The silicosis class would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis). O n 3 0 M a y 2 0 1 4 AngloGold
Ashanti submitted its answering affidavit.
In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million. On 22 October
2012, AngloGold Ashanti filed a notice of intention to oppose these claims and took legal exception to the summonses on the ground that certain particulars of claim were unclear. On 4 April 2014, the High Court of South Africa dismissed these exceptions and on 25 April 2014, AngloGold Ashanti filed its pleas in this matter. The company will continue to defend these cases on their merits.
On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4.5 million.
AngloGold Ashanti has filed a notice of intention to oppose these claims. On 2 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.
On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $109 million.
AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.
On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses an d particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $90 million.
AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.
(8)
Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian
federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the
amount of $21m (2013: $19m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold A s h a n t i Limited’s subsidiaries i n Brazil are
June 2014 Quarterly Report - www.AngloGoldAshanti.com

involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $ 19m
(2013: $19m). Management i s of the opinion that these taxes are not payable.
(9)
VAT disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $17m (2013: $16m).
(10)
Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October
2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $35m
(2013: $35m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $164m (2013: $153m), based on Colombian tax law. The company believes that it has applied the tax legislation c o r r ec tl y. AGAC requested in December 2013 that DIAN reconsider i t s decision and the company has been officially notified that DIAN will review its earlier ruling. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed.
(11)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $15m (2013: $18m) relating to the non-
deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $38m (2013: $45m).
A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA’s initial response. CVSA will file another response and has until the middle of August 2014 to do so.
Management is of the opinion that the taxes are not payable.
(12)
Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of
Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately
$62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the
State of Goiás within 180 days from the settlement agreement date. Management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement is further set off by an indemnity from Kinross of $6m.
(13)
Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June
2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in item 9 above. At 30 June 2014, the company has estimated that the maximum contingent asset is $11m (2013: $60m).
(14)
Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined a t 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 455,765oz
(2013: 413,246oz) produced have been received to date.
(15)
Royalty – As a result of the sale of Navachab, AngloGold Ashanti will receive a net smelter return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.
(16)
Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate
Oro Group (Pty) Limited and one of its subsidiaries t o a maximum value of $9m (2013: $10m). The probability of the non- performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.
17. Concentration of tax risk
There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows
:
Jun 2014
US Dollar million
Recoverable fuel duties
(1)
10
Recoverable value added tax 30
Appeal deposits 4
(1)
Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.
18. Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 27

19. Announcements
Completion of the sale of the Navachab Mine: on 1 July 2014, AngloGold Ashanti announced it had, on 30 June 2014, completed the sale of AngloGold Ashanti Namibia (Proprietary) Limited, a wholly owned subsidiary which owns the
Navachab Gold Mine, to QKR Corporation Limited. The transaction was announced on 10 February 2014.
Appointment of new Chief Financial Officer: On 7 July 2014, AngloGold Ashanti announced that Ms Christine Ramon will taking over the post of Chief Financial Officer and Executive Director of the board from 1 October 2014.
Rand Refinery and Corporate Update: on 25 July 2014, AngloGold Ashanti drew shareholders attention to an announcement by Rand Refinery (Pty) Limited regarding a loan facility extended to it by certain of its shareholders
(including AngloGold Ashanti which owns 42.4% of the refinery), as a precautionary measure. This follows challenges encountered in the implementation of a new Enterprise Resource Planning system at the refinery. AngloGold
Ashanti recorded a provision of $51m during the second quarter.
In addition, AngloGold Ashanti noted that costs incurred in the previously announced closure of the Yatela mine in Mali, and ongoing restructuring at its Obuasi mine in Ghana, impacted earnings for the second quarter.
Update on South Africa Earthquake: On 6 August 2014, AngloGold Ashanti confirmed that each one of the 3,300 people working underground at its Great Noligwa and Moab Khotsong mines early in the morning on 5 August 2014, when a 5.3 magnitude earthquake struck South Africa’s North West province, were safely hoisted to surface. Twenty-eight employees who sustained minor injuries as a result of the event received medical treatment.
20. Subsequent events
On 17
th
July 2014, AngloGold Ashanti Holdings plc cancelled its 2012 US$1bn Revolving Credit Facility and signed a new
5 year US$1bn Revolving Credit Facility. The facility is currently undrawn.
On 25 July 2014, AngloGold Ashanti Australia Limited signed a new 5 year A$500m Revolving Credit Facility which replaces the existing A$600m Revolving Credit Facility, which was due to mature in December 2015.
By order of the Board
S M PITYANA
S VENKATAKRISHNAN
Chairman Chief Executive Officer
7 August 2014
June 2014 Quarterly Report - www.AngloGoldAshanti.com

Non-GAAP disclosure
A
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline (loss) earnings (note 9)
(89)
38 112 (51) 372
Loss (gain) on unrealised non-hedge derivatives and
other commodity contracts
5
16 (100) 21 (100)
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 8)
(2)
(4) 27 (6) 27
Fair value adjustment on $1.25bn bonds
31
70 - 101 -
Fair value adjustment on option component of convertible bonds
-
- - - (9)
Fair value adjustment on mandatory convertible bonds
-
- (175) - (312)
Provision for losses in associate
51
- - 51 -
Adjusted headline (loss) earnings
(4)
119 (135) 115 (23)
Adjusted headline (loss) earnings per ordinary share (cents)
(1)
(1)
29 (35) 28 (6)
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit to adjusted gross profit:
Gross profit
252
296 330 547 765
Loss (gain) on unrealised non-hedge derivatives and
other commodity contracts
5
16 (100) 21 (100)
Adjusted gross profit
257
312 231 568 665
C
Price received
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
1,321
1,324 1,242 2,644 2,705
Adjusted for non-controlling interests
(22)
(20) (17) (41) (40)
1,299
1,304 1,225 2,603 2,665
Realised loss on other commodity contracts
4
5 7 9 14
Associates and joint ventures' share of gold income including realised non-hedge derivatives
99
106 65 204 134
Attributable gold income including realised non-hedge
derivatives
1,402
1,415 1,297 2,816 2,814
Attributable gold sold - oz (000)
1,087
1,097 912 2,184 1,840
Price received per unit - $/oz
1,289
1,290 1,421 1,289 1,529
Rounding of figures may result in computational discrepancies.
Adjusted headline (loss) earnings
Quarter ended
US Dollar million / Imperial
Quarter ended
Six months ended
Six months ended
Quarter ended
Adjusted gross profit
US Dollar million
US Dollar million
Six months ended
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
June 2014 Quarterly Report - www.AngloGoldAshanti.com

D
All-in sustaining costs
1
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Cost of sales (note 3)
1,064
1,012 1,012 2,076 2,040
Amortisation of tangible and intangible assets (note 3)
(188)
(184) (214) (372) (428)
Adjusted for decommissioning amortisation
2
2 1 5 3
Inventory writedown to net realisable value and other stockpile adjustments (note 5)
-
- 178
-
178
Corporate administration and marketing related to current operations
19
25 57 44 122
Associates and joint ventures' share of costs
72
68 44 141 91
Sustaining exploration and study costs
8
10 33 18 64
Total sustaining capex
205
174 271 378 515
All-in sustaining costs
1,183
1,107 1,383 2,290 2,585
Adjusted for non-controlling interests and non -gold producing companies
(21)
(17) (17) (38) (36)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies
1,162
1,090 1,366 2,252 2,549
Adjusted for stockpile write-offs
(9)
- (178) (9) (178)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
1,153
1,090 1,188 2,243 2,371
All-in sustaining costs
1,183
1,107 1,383 2,290 2,585
Non-sustaining project capital expenditure
107
100 285 207 554
Technology improvements
5
4 2 9 4
Non-sustaining exploration and study costs
23
21 51 43 103
Corporate and social responsibility costs not related to current operations
6
5 11 12 12
All-in costs
1,324
1,237 1,731 2,561 3,258
Adjusted for non-controlling interests and non -gold producing companies
(19)
(14) (21) (33) (44)
All-in costs adjusted for non-controlling interests and
non-gold producing companies
1,305
1,223 1,710 2,528 3,215
Adjusted for stockpile write-offs
(9)
- (178) (9) (178)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
1,296
1,223 1,532 2,519 3,037
Gold sold - oz (000)
1,087
1,097 912 2,184 1,840
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
1,060
993 1,302 1,027 1,288
All-in cost per unit (excluding stockpile write-offs) - $/oz
1,192
1,114 1,679 1,153 1,650
1
Refer to note J Summary of Operations by Mine
E
Total costs
2
Total cash costs (note 3)
874
778 824 1,651 1,621
Adjusted for non-controlling interests, non-gold producing companies and other
(24)
(34) (28) (58) (67)
Associates and joint ventures' share of total cash costs
68
68 44 137 90
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
918
812 840 1,730 1,644
Retrenchment costs (note 3)
3
6 4 9 8
Rehabilitation and other non-cash costs (note 3)
17
22 12 40 24
Amortisation of tangible assets (note 3)
179
175 206 355 419
Amortisation of intangible assets (note 3)
9
9 8 17 9
Adjusted for non-controlling interests and non-gold producing companies
8
(4) (4) 4 (10)
Equity-accounted associates and joint ventures' share of production costs
31
22 1 52 4
Total production costs adjusted for non-controlling
interests and non-gold producing companies
1,165
1,042 1,066 2,207 2,098
Gold produced - oz (000)
1,097
1,055 935 2,152 1,834
Total cash cost per unit - $/oz
836
770 898 804 896
Total production cost per unit - $/oz
1,061
988 1,141 1,026 1,144
2
Refer to note J for Summary of Operations by mine
Rounding of figures may result in computational discrepancies.
Quarter ended
US Dollar million / Imperial
Six months ended
June 2014 Quarterly Report - www.AngloGoldAshanti.com

F
Adjusted EBITDA
Jun
Mar
Jun
Jun
Jun
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
(Loss) profit on ordinary activities before taxation
(14)
107
(3,081)
93
(2,735)
Add back :
Finance costs and unwinding of obligation
71
71
69
142
133
Interest received
(6)
(6)
(10)
(12)
(17)
Amortisation of tangible and intangible assets (note 3)
188
184
214
372
428
Adjustments :
Dividend received (note 2)
-
-
-
-
(5)
Exchange gain (loss)
8
6
(5)
14
-
Fair value adjustment on the mandatory convertible bonds
-
-
(175)
-
(312)
Fair value adjustment on option component of convertible bonds
-
-
-
-
(9)
Fair value adjustment on $1.25bn bonds
31
70
-
101
-
Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)
-
-
2,982
-
2,983
Impairment of other investments (note 5)
1
-
14
1
26
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)
-
-
178
-
178
Write-off of loan (note 5)
-
-
7
-
7
Retrenchments at mining operations (note 3)
3
6
4
9
8
Retrenchment and related costs
31
-
-
31
-
Net (profit) loss on disposal and derecognition of assets (note 5)
(25)
2
(4)
(23)
(3)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts
5
16
(100)
21
(100)
Associates and joint ventures' exceptional expense
6
-
187
6
194
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other.
83
20
9
103
20
Adjusted EBITDA
382
476
288
858
796
G
Interest cover
Adjusted EBITDA (note F)
382
476
288
858
796
Finance costs (note 6)
64
64
54
128
103
Capitalised finance costs
-
-
3
-
7
64
64
57
128
110
Interest cover - times
6
7
5
7
7
H
Net asset value - cents per share
As at
As at
As at
As at
Jun
Mar
Dec
Jun
2014
2014
2013
2013
Unaudited
Unaudited
Unaudited
Unaudited
Total equity
3,101
3,175
3,107
3,192
Mandatory convertible bonds
-
-
-
270
3,101
3,175
3,107
3,462
Number of ordinary shares in issue - million (note 10)
404
404
403
385
Net asset value - cents per share
767
786
770
898
Total equity
3,101
3,175
3,107
3,192
Mandatory convertible bonds
-
-
-
270
Intangible assets
(270)
(269)
(267)
(281)
2,831
2,906
2,840
3,181
Number of ordinary shares in issue - million (note 10)
404
404
403
385
Net tangible asset value - cents per share
701
720
704
825
I
Net debt
Borrowings - long-term portion
3,619
3,569
3,633
2,212
Borrowings - short-term portion
187
235
258
1,011
Bank overdraft
4
22
20
31
Total borrowings
(1)
3,810
3,826
3,911
3,254
Corporate office lease
(24)
(24)
(25)
(26)
Unamortised portion of the convertible and rated bonds
25
(3)
2
34
Fair value adjustment on $1.25bn bonds
(159)
(128)
(58)
-
Cash restricted for use
(54)
(51)
(77)
(63)
Cash and cash equivalents
(604)
(525)
(648)
(415)
Net debt excluding mandatory convertible bonds
2,994
3,095
3,105
2,784
Rounding of figures may result in computational discrepancies.
(1)
Borrowings exclude the mandatory convertible bonds (note H).
US Dollar million
Quarter ended
Six months ended
US Dollar million / Imperial
June 2014 Quarterly Report - www.AngloGoldAshanti.com

J Summary of Operations by Mine
For the three months ended 30 June 2014
Operations in South Africa
(in $ millions, except as otherwise noted)
Great- Noligwa
Kopa-
nang
Moab
Khotsong
Mpon-
eng
Tau-
Tona
Surface-
opera-
tions
South
Africa
other
Total
South
Africa
(Opera-
tions)
Corpo-
rate
All-in sustaining costs
Cost of sales per financial statements
25
51
53
80
63
61
-
333
3
Amortisation of tangible and intangible
assets
(2)
(12)
(13)
(19)
(14)
(8)
1
(67)
(2)
Corporate administration and marketing
related to current operations
-
-
-
-
-
-
-
-
20
Total sustaining capital expenditure
3
7
9
18
11
12
(1)
59
1
All-in sustaining costs
26
46
49
79
60
65
-
325
22
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
26
46
49
79
60
65
-
325
22
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
26
46
49
79
60
65
-
325
22
All-in sustaining costs
26
46
49
79
60
65
-
325
22
Non-sustaining Project capex
-
-
1
8
-
-
-
9
-
Technology improvements
-
-
-
-
-
-
5
5
-
Non-sustaining exploration and study
costs
-
-
-
-
-
-
-
-
1
Corporate and social responsibility costs
not related to current operations
-
-
-
-
-
-
-
-
2
All-in costs
26
46
50
87
60
65
5
339
25
Adjusted for non-controlling interests and
non -gold producing companies
(1)
-
-
-
-
-
-
-
-
(1)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
26
46
50
87
60
65
5
339
24
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
26
46
50
87
60
65
5
339
24
Gold sold - oz (000)
(3)
21
39
57
85
53
52
-
306
-
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,206
1,193
880
927
1,135
1,258
-
1,064
-
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,206
1,193
892
1,020
1,135
1,258
-
1,109
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 32

For the three months ended 30 June 2014
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noligwa
Kopa-
nang
Moab
Khot-
song
Mponeng
Tau
Tona
Surface
opera-
tions
South
Africa
other
Total
South
Africa
(Opera-
tions)
Corpo-
rate
(5)
Total cash costs
Total cash costs per financial statements
23
41
42
63
51
56
(1)
275
1
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - - - - - -
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
23
41
42
63
51
56
(1)
275
1
Retrenchment costs - - - 1 1 - 1 3 -
Rehabilitation and other non-cash costs - - - 1 - - 1 2 (1)
Amortisation of tangible assets 2 11 12 17 13 8 (1) 62 1
Amortisation of intangible assets - 1 1 1 1 1 - 5 1
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - - - - - - (1)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - 1
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
25
53
55
83
66
65
-
347
2
Gold produced - oz (000)
(3)
22
40
59
88
56
55
-
319
-
Total cash costs per unit - $/oz
(4)
1,060
1,021
707
714
923
1,016
-
863
-
Total production costs per unit - $/oz
(4)
1,186
1,331
937
941
1,195
1,171
-
1,089
-
June 2014 Quarterly Report - www.AngloGoldAshanti.com 33

For the three months ended 30 June 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI
NENTAL
AFRICA
Kibali
Idua-
priem
Obuasi
Siguiri
Morila
Sadiola
Yatela
Nava-
chab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
49
81
91
-
-
-
12
89
2
324
Amortisation of tangible and intangible
assets
- (7) (4) (8) - - - - (16) (1) (36)
Adjusted for decommissioning
amortisation
- - - 1 - - - - - - 1
Associates and equity accounted joint
ventures' share of costs
(2)
28 - - - 12 26 7 - - (1) 72
Sustaining exploration and study costs - - - - - - - - - 1 1
Total sustaining capital expenditure
- 3 16 9 - 2 - 1 29 - 60
All-in sustaining costs
28
45
93
93
12
28
7
13
102
1
422
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (14) - - - - - (0) (14)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
28
45
93
79
12
28
7
13
102
1
408
Adjusted for stockpile write-offs - - - - - - - (2) (7) - (9)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
28
45
93
79
12
28
7
11
95
1
399
All-in sustaining costs
28
45
93
93
12
28
7
13
102
1
422
Non-sustaining Project capex 49 - 12 - - - - - - - 61
Non-sustaining exploration and study
costs
1 - - 2 - - - - - - 3
All-in costs
78
45
105
95
12
28
7
13
102
1
486
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (14) - - - - - - (14)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
78
45
105
81
12
28
7
13
102
1
472
Adjusted for stockpile write-offs
- - - - - - - (2) (7) - (9)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
78
45
105
81
12
28
7
11
95
1
463
Gold sold - oz (000)
(3)
38
46
65
86
10
25
3
17
110
-
401
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
738
998
1,420
916
1,173
1,078
2,836
651
878
-
998
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
2,047
998
1,605
935
1,173
1,078
2,836
651
878
-
1,157
June 2014 Quarterly Report - www.AngloGoldAshanti.com 34

For the three months ended 30 June 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
Other
TOTAL
CONTIN-
ENTAL
AFRICA
Kibali
Idua-
priem
Obuasi
Siguiri
Morila
Sadiola
Yatela
Nava-
chab
Geita
Total cash costs
Total cash costs per financial statements
-
43
75
74
-
-
-
12
73
-
277
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - -
(11)
- - - - - - (11)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
29 - - - 11 22 5 - - 1 68
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
29
43
75
63
11
22
5
12
73
1
334
Retrenchment costs - - - - - - - - - - -
Rehabilitation and other non-cash costs - 1 1 3 - - - - 1 1 7
Amortisation of tangible assets - 7 4 8 - - - - 16 - 35
Amortisation of intangible assets - - - - - - - - - 1 1
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - (2) - - - - - - (2)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
18 - - - 3 7 3 - - (1) 30
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
47
51
80
72
14
29
8
12
90
2
405
Gold produced - oz (000)
(3)
41
47
64
80
10
23
2
17
110
-
395
Total cash costs per unit - $/oz
(4)
717
911
1,175
777
1,137
957
1,931
733
667
-
846
Total production costs per unit - $/oz
(4)
1,149
1,077
1,250
898
1,427
1,246
3,027
733
823
-
1,024
June 2014 Quarterly Report - www.AngloGoldAshanti.com 35

For the three months ended 30 June 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AME-
RICA
ARGEN-
TINA
BRAZIL
Ame-
ricas
other
TOTAL
AME-
RICAS
Sunrise
Dam
Tropi-
cana
Australia
other
Cripple
Creek
& Victor
Cerro
Vangu-
ardia
Anglo
Gold
Ashanti
Mine-
racao
Serra
Grande
All-in sustaining costs
Cost of sales per financial statements
90
72
5
167
59
51
89
39
(1)
237
Amortisation of tangible and intangible
assets
(12) (25) (2) (39) - (8) (25) (11) - (44)
Adjusted for decommissioning
amortisation
- 1 - 1 - - - - - -
Corporate administration and marketing
related to current operations
- - (1) (1) - - - - - -
Sustaining exploration and study costs - 1 1 2 - - 2 - 3 5
Total sustaining capital expenditure
10 14 - 24 6 14 31 10 - 61
All-in sustaining costs
88
63
3
154
65
57
97
38
2
259
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (4) - - (3) (7)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
88
63
3
154
65
53
97
38
(1)
252
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
88
63
3
154
65
53
97
38
(1)
252
All-in sustaining costs
88
63
3
154
65
57
97
38
2
259
Non-sustaining Project capex - - - - 37 - - - - 37
Non-sustaining exploration and study
costs
- - 2 2 - - - - 17 17
Corporate and social responsibility costs
not related to current operations
- - - - - - 4 - - 4
All-in costs
88
63
5
156
102
57
101
38
19
317
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (4) - - - (4)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
88
63
5
156
102
53
101
38
19
313
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
88
63
5
156
102
53
101
38
19
313
Gold sold - oz (000)
(3)
57
90
-
147
53
57
93
32
-
234
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,527
689
-
1,048
1,221
935
1,043
1,212
-
1,077
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,527
689
-
1,063
1,913
936
1,088
1,212
-
1,335
June 2014 Quarterly Report - www.AngloGoldAshanti.com 36

For the three months ended 30 June 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AME-
RICA
ARGEN-
TINA
BRAZIL
Ame-
ricas
other
TOTAL
AME-
RICAS
Sunrise
Dam
Tropi-
cana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vangu-
ardia
Anglo
Gold
Ashanti
Mine-
racao
Serra
Grande
Total cash costs
Total cash costs per financial statements
81 46 5 132 54 46 63 27 (1)
189
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - (10) (3) - - - (13)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
81 46 5 132 44 43 63 27 (1)
176
Retrenchment costs - - - - - - - - - -
Rehabilitation and other non-cash costs 1 5 - 6 3 1 (2) - 1 3
Amortisation of tangible assets 12 25 2 39 - 8 23 11 - 42
Amortisation of intangible assets - - - - - - 1 - 1 2
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - 11 (1) - - 1 11
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
94
76
7
177
58
51
85
38
2
234
Gold produced - oz (000)
(3)
62
93
-
155
49
62
88
30
-
229
Total cash costs per unit - $/oz
(4)
1,308
498
-
850
899
(6)
682
717
879
-
765
Total production costs per unit - $/oz
(4)
1,523
819
-
1,137
1,205
822
984
1,238
-
1,018
June 2014 Quarterly Report - www.AngloGoldAshanti.com 37

For the three months ended 31 March 2014
Operations in South Africa
(in $ millions, except as otherwise noted)
Great Noligwa
Kopan
ang
Moab
Khot
song
Mpon
Tau
Tona
Surface
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corpor
ate
All-in sustaining costs
Cost of sales per financial statements
22
53
49
74
58
56
-
312
1
Amortisation of tangible and intangible
assets
(2) (20) (12) (17) (17) (5) 1 (72) (3)
Corporate administration and marketing
related to current operations
- - - - - - - - 23
Associates and equity accounted joint
ventures' share of costs
(2)
- - - - - - - - (1)
Total sustaining capital expenditure
1 5 7 14 6 9 - 42 -
All-in sustaining costs
21
38
44
71
47
60
1
282
20
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - - - - 3
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
21
38
44
71
47
60
1
282
23
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
21
38
44
71
47
60
1
282
23
All-in sustaining costs
21
38
44
71
47
60
1
282
20
Non-sustaining Project capex - - - 8 - - 1 9 -
Technology improvements - - - - - - 4 4 -
Non-sustaining exploration and study
costs
- - - - - - - - 1
Corporate and social responsibility costs
not related to current operations
- - - - - - - - 2
All-in costs
21
38
44
79
47
60
6
295
23
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - - - - 2
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
21
38
44
79
47
60
6
295
25
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
21
38
44
79
47
60
6
295
25
Gold sold - oz (000)
(3)
17
29
55
76
52
60
-
290
-
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,200
1,320
802
930
916
1,000
-
975
-
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,200
1,320
805
1,040
916
1,000
-
1,017
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 38

For the three months ended 31 March 2014
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noligwa
Kopa-
nang
Moab
Khot-
song
Mpon-
eng
Tau
Tona
Surface
opera
tions
South
Africa
other
Total
South
Africa
(Opera-
tions)
Corpo-
rate
(5)
Total cash costs
Total cash costs per financial statements
19
32
35
54
40
50
1
231
(1)
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - - - - - 2
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - (1)
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
19
32
35
54
40
50
1
231
-
Retrenchment costs - 1 1 2 1 - - 5 -
Rehabilitation and other non-cash costs - 1 1 1 1 1 - 5 (2)
Amortisation of tangible assets 1 19 11 16 16 5 (1) 67 1
Amortisation of intangible assets - - 1 1 1 1 1 5 1
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - 1
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
20
53
49
74
59
57
1
313
1
Gold produced - oz (000)
(3)
17
29
55
76
52
60
-
290
-
Total cash costs per unit - $/oz
(4)
1,123
1,074
646
709
774
836
-
797
-
Total production costs per unit - $/oz
(4)
1,258
1,802
888
974
1,125
934
-
1,077
-
June 2014 Quarterly Report - www.AngloGoldAshanti.com 39

For the three months ended 31 March 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Obuasi
Siguiri
Morila
Sadiola
Yatela
Nava-
chab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
52
71
78
-
-
-
14
109
1
325
Amortisation of tangible and intangible
assets
- (5) (4) (7) - - - - (18) (1) (35)
Adjusted for decommissioning
amortisation
- - - 1 - - - - - - 1
Corporate administration and marketing
related to current operations
- - - - - - - - - 1 1
Associates and equity accounted joint
ventures' share of costs
(2)
28 - - - 11 23 7 - - - 69
Sustaining exploration and study costs
- - - 1 - - - - - - 1
Total sustaining capital expenditure
2 4 14 9 4 1 - - 36 - 70
All-in sustaining costs
30
51
81
82
15
24
7
14
127
1
432
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (12) - - - - - - (12)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
30
51
81
70
15
24
7
14
127
1
420
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
30
51
81
70
15
24
7
14
127
1
420
All-in sustaining costs
30
51
81
82
15
24
7
14
127
1
432
Non-sustaining Project capex 46 - 11 - - - - - - - 57
Non-sustaining exploration and study
costs
- - - 1 - - - - - 1 2
All-in costs
76
51
92
83
15
24
7
14
127
2
491
Adjusted for non-controlling interests and
non -gold producing companies
(1)
-
-
-
(12)
-
-
-
-
-
-
(12)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
76
51
92
71
15
24
7
14
127
2
479
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
76
51
92
71
15
24
7
14
127
2
479
Gold sold - oz (000)
(3)
51
57
53
71
10
17
4
17
122
-
401
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
572
898
1,530
961
1,598
1,404
2,062
785
1,048
-
1,042
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,495
898
1,741
978
1,598
1,404
2,062
785
1,048
-
1,189
June 2014 Quarterly Report - www.AngloGoldAshanti.com 40

For the three months ended 31 March 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI
BIA
TANZ
ANIA
Conti
nental
Africa
Other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Obuasi
Siguiri
Morila
Sadiola
Yatela
Nava
chab
Geita
Total cash costs
Total cash costs per financial statements
-
32
66
66
-
-
-
13
67
(1)
243
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - (10) - - - - - - (10)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
28 - - - 11 24 6 - - - 69
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
28
32
66
56
11
24
6
13
67
(1)
302
Retrenchment costs - - - - - - - - 1 - 1
Rehabilitation and other non-cash costs - 1 2 1 - - - - 3 - 7
Amortisation of tangible assets - 5 4 7 - - - - 18 1 35
Amortisation of intangible assets - - - - - - - - - 1 1
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - (1) - - - - - - (1)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
14 - - - 1 6 - - - - 21
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
42
38
72
63
12
30
6
13
89
1
366
Gold produced - oz (000)
(3)
51
45
53
70
10
19
4
16
106
-
374
Total cash costs per unit - $/oz
(4)
538
716
1,234
800
1,099
1,262
1,804
771
631
-
808
Total production costs per unit - $/oz
(4)
806
857
1,346
907
1,215
1,591
1,889
780
832
-
977
June 2014 Quarterly Report - www.AngloGoldAshanti.com 41

For the three months ended 31 March 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AME-
RICA
ARGEN-
TINA
BRAZIL
Ame-
ricas
other
TOTAL
AME-
RICAS
Sunrise
Dam
Tropi-
cana
Aus-
tralia
other
Cripple
Creek
& Victor
Cerro
Vangu-
ardia
Anglo
Gold
Ashanti
Mine-
racao
Serra
Grande
All-in sustaining costs
Cost of sales per financial statements
89
62
6
157
43
56
81
37
-
217
Amortisation of tangible and intangible
assets
(8) (22) - (30) - (8) (26) (10) - (44)
Adjusted for decommissioning
amortisation
- 1 - 1 - - - - - -
Corporate administration and marketing
related to current operations
- - 1 1 - - - - - -
Sustaining exploration and study costs
- - 2 2 - - 2 1 4 7
Total sustaining capital expenditure
9 18 - 27 4 7 17 7 - 35
All-in sustaining costs
90
59
9
158
47
55
74
35
4
215
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (4) - - (4) (8)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
90
59
9
158
47
51
74
35
-
207
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
90
59
9
158
47
51
74
35
-
207
All-in sustaining costs
90
59
9
158
47
55
74
35
4
215
Non-sustaining Project capex - - - - 34 - - - - 34
Non-sustaining exploration and study
costs
- - 2 2 - - - - 16 16
Corporate and social responsibility costs
not related to current operations
- - - - - - 2 1 - 3
All-in costs
90
59
11
160
81
55
76
36
20
268
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (4) - - - (4)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
90
59
11
160
81
51
76
36
20
264
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
90
59
11
160
81
51
76
36
20
264
Gold sold - oz (000)
(3)
83
86
-
168
47
65
92
34
-
237
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,095
694
-
929 1,015
800
805 1,027
-
879
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,095
694
-
938 1,748
801
834 1,046
-
1,119
June 2014 Quarterly Report - www.AngloGoldAshanti.com 42

For the three months ended 31 March 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUST
RALIA
UNITED
STATES
OF
AME-
RICA
ARGEN-
TINA
BRAZIL
Ame-
ricas
other
TOTAL
AME-
RICAS
Sunrise
Dam
Tropi-
cana
Austr
-alia
other
Cripple
Creek
& Victor
Cerro
Vangu-
ardia
Anglo
Gold
Ashanti
Mine-
racao
Serra
Grande
Total cash costs
Total cash costs per financial statements
75
42
4
121
60
41
58
25
-
184
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - (23) (3) - - - (26)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
75
42
4
121
37
38
58
25
-
158
Retrenchment costs - - - - - - - - - -
Rehabilitation and other non-cash costs - - 1 1 8 2 - - 1 11
Amortisation of tangible assets 8 22 - 30 - 8 24 10 - 42
Amortisation of intangible assets - - - - - - 1 - 1 2
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - (2) (1) - - - (3)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
83
64
5
152
43
47
83
35
2
210
Gold produced - oz (000)
(3)
71
84
-
155
52
58
94
32
-
236
Total cash costs per unit - $/oz
(4)
1,066
495
-
779
699
(6)
644
619
799
-
668
Total production costs per unit - $/oz
(4)
1,180
751
-
979
826
804
895
1,134
-
890
June 2014 Quarterly Report - www.AngloGoldAshanti.com 43

For the three months ended 30 June 2013
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noligwa
Kopa-
nang
Moab
Kho-
tsong
Mponeng
Tau
Tona
Surface
opera-
tions
South
Africa
other
South
Africa
(Oper-a
tions)
Total
Corpo-
rate
All-in sustaining costs
Cost of sales per financial statements
24
53
65
84
65
51
-
342
1
Amortisation of tangible and intangible
assets
(2) (12) (19) (21) (13) 6 1 (60) (2)
Adjusted for decommissioning
amortisation
- - - - - (1) 1 - (1)
Inventory writedown to net realisable
value and other stockpile adjustments
- - - - - - 1 1 -
Corporate administration and marketing
related to current operations
- - - - - - 1 1 48
Associates and equity accounted joint
ventures' share of costs
(2)
- - - - - - - - (1)
Sustaining exploration and study costs
- - - - - - - - (1)
Total sustaining capital expenditure 3 16 23 23 15 4 1 85 -
All-in sustaining costs
25
57
69
86
67
60
5
369
44
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
25
57
69
86
67
60
5
369
44
Adjusted for stockpile write-offs - - - - - - (1) (1) -
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
25
57
69
86
67
60
4
368
44
All-in sustaining costs
25
57
69
86
67
60
5
369
44
Non-sustaining Project capex - 1 14 21 1 2 (1) 38 (1)
Technology improvements - - - - - - 2 2 -
Non-sustaining exploration and study
costs
- - - - - - - - 4
Corporate and social responsibility costs
not related to current operations
- - - - - - - - 8
All-in costs
25
58
83
107
68
62
6
409
55
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
25
58
83
107
68
62
6
409
55
Adjusted for stockpile write-offs - - - - - - (1) (1) -
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
25
58
83
107
68
62
5
408
55
Gold sold - oz (000)
(3)
21
46
42
78
54
61
-
303
-
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,193
1,226
1,641
1,098
1,244
1,009
-
1,213
-
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,193
1,237
1,970
1,365
1,253
1,009
-
1,342
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 44

For the three months ended 30 June 2013
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noligwa
Kopa-
nang
Moab
Khot
song
Mponeng
Tau
Tona
Surface
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corpo
rate
(5)
Total cash costs
Total cash costs per financial statements
21
41
43
61
51
56
-
273
(2)
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - - - - - 1
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
21
41
43
61
51
56
-
273
(1)
Retrenchment costs - 1 1 - 1 - - 3 -
Rehabilitation and other non-cash costs - 1 2 3 2 2 (1) 9 -
Amortisation of tangible assets 2 10 17 20 12 (6) - 55 2
Amortisation of intangible assets - 1 1 2 1 - 1 6 1
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - - - - - - (1)
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
23
54
64
86
67
52
-
346
1
Gold produced - oz (000)
(3)
21
47
42
80
56
62
-
307
-
Total cash costs per unit - $/oz
(4)
992
869
1,039
766
919
903
-
890
-
Total production costs per unit - $/oz
(4)
1,133
1,151
1,549
1,073
1,201
824
-
1,127
-
June 2014 Quarterly Report - www.AngloGoldAshanti.com 45

For the three months ended 30 June 2013
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI
NEA
MALI
NAMI
BIA
TANZ
ANIA
Conti
nental
Africa
other
TOTAL
CONTI
NENTAL
AFRICA
Kibali
Idua
priem
Obuasi
Siguiri
Morila
Sadiola
Yatela
Nava
chab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
56
108
67
-
-
-
13
77
11
332
Amortisation of tangible and intangible
assets
- (8) (24) (7) - - - - (34) (6) (79)
Adjusted for decommissioning
amortisation
- - - 1 - - - - - 1 2
Inventory writedown to net realisable
value and other stockpile adjustments
- 83 4 - - - - 24 66 - 177
Corporate administration and marketing
related to current operations
- - - - - - - - - 1 1
Associates and equity accounted joint
ventures' share of costs
(2)
1 - - - 13 22 8 - - 1 45
Sustaining exploration and study costs
- 1 2 5 - 1 - - 6 - 15
Total sustaining capital expenditure
- 6 39 5 2 2 - 1 29 - 84
All-in sustaining costs
1
138
129
71
15
25
8
38
144
8
577
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (12) - - - - - (0) (12)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
1
138
129
59
15
25
8
38
144
8
565
Adjusted for stockpile write-offs
- (83) (4) - - - - (24) (66) - (177)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
1
55
125
59
15
25
8
14
78
8
388
All-in sustaining costs
1
138
129
71
15
25
8
38
144
8
577
Non-sustaining Project capex 105 2 8 - - 2 1 - - 19 137
Non-sustaining exploration and study
costs
- - - 2 - - - - - 6 8
All-in costs
106
140
137
73
15
27
9
38
144
33
722
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (15) - - - - - (0) (15)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
106
140
137
58
15
27
9
38
144
33
707
Adjusted for stockpile write-offs
- (83) (4) - - - - (24) (66) - (177)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
106
57
133
58
15
27
9
14
78
33
530
Gold sold - oz (000)
(3)
-
50
53
59
17
23
6
13
102
-
323
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
-
1,106
2,351
1,008
856
1,080
1,540
1,064
764
-
1,205
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
-
1,137
2,495
1,040
856
1,178
1,658
1,064
766
-
1,642
June 2014 Quarterly Report - www.AngloGoldAshanti.com 46

For the three months ended 30 June 2013
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUIN
EA
MALI
NAM
IBIA
TANZ
ANIA
Conti
nental
Africa
Other
TOTAL
CONTI
NENTAL
AFRICA
Kibali
Iduap
riem
Ob
uasi
Siguiri
Morila
Sadiola
Yatela
Nav
achab
Geita
Total cash costs
Total cash costs per financial statements
-
46
90
62
-
-
-
13
56
1
268
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - (9) - - - - - - (9)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
1 - - - 12 23 8 - - - 44
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
1
46
90
53
12
23
8
13
56
1
303
Retrenchment costs - - - - - - - - - - -
Rehabilitation and other non-cash costs - 2 (2) - - - - - (1) 4 3
Amortisation of tangible assets - 8 24 7 - - - 1 35 1 76
Amortisation of intangible assets - - - - - - - - - 1 1
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - (1) - - - - - - (1)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - 1 - - - 1
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
1
56
112
59
12
23
9
14
90
7
383
Gold produced - oz (000)
(3)
-
51
58
62
17
23
6
13
113
-
343
Total cash costs per unit - $/oz
(4)
-
911      1,560
850
728      1,003      1,451
976
514
-
883
Total production costs per unit - $/oz
(4)
-    1,106      2,002
941
757      1,003      1,634     1,077

-     1,119
June 2014 Quarterly Report - www.AngloGoldAshanti.com 47

For the three months ended 30 June 2013
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUS
TRALIA
UNITED
STATES
OF
AMERI
CA
ARGEN
TINA
BRAZIL
Americas
other
TOTAL
AMERICAS
Sunrise
Dam
Tropi
cana
Aus
tralia
other
Cripple
Creek
&
Victor
Cerro
Van
guar
dia
Anglo
Gold
Ashanti
Mine
racao
SSerra
Grande
All-in sustaining costs
Cost of sales per financial statements
95
-
6
101
55
53
93
35
-
236
Amortisation of tangible and intangible
assets
(13) - - (13) (11) (11) (29) (10) 1 (60)
Corporate administration and marketing
related to current operations
- - - - 5 - 2 - (1) 6
Sustaining exploration and study costs 4 1 3 8 1 3 5 2 - 11
Total sustaining capital expenditure 10 12 3 25 4 23 36 9 5 77
All-in sustaining costs
96
13
12
121
54
68
107
36
5
270
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (5) - - - (5)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
96
13
12
121
54
63
107
36
5
265
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
96
13
12
121
54
63
107
36
5
265
All-in sustaining costs
96
13
12
121
54
68
107
36
5
270
Non-sustaining Project capex - 75 - 75 27 5 2 1 1 36
Non-sustaining exploration and study
costs
- - 3 3 - - 2 - 34 36
Corporate and social responsibility costs
not related to current operations
- - - - - - 3 - - 3
All-in costs
96
88
15
199
81
73
114
37
40
345
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (6) - - - (6)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
96
88
15
199
81
67
114
37
40
339
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
96
88
15
199
81
67
114
37
40
339
Gold sold - oz (000)
(3)
50
-
-
50
61
62
76
37
-
236
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,938
-
-      2,424
884      1,021      1,389
991
-
1,123
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,938
-
-      3,972      1,319      1,103      1,484      1,024
-
1,439
June 2014 Quarterly Report - www.AngloGoldAshanti.com 48

For the three months ended 30 June 2013
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUS
TRALIA
UNITED
STATES
OF
AMERI
CA
ARGEN
TINA
BRAZIL
Americas
other
TOTAL
AMERICAS
Sunrise
Dam
Tropi
cana
Aus
tralia
other
Cripple
Creek
&
Victor
Cerro
Van
guar
dia
Anglo
Gold
Ashanti
Mine
racao
Serra
Grande
Total cash costs
Total cash costs per financial statements
86
-
6
92
61
41
65
25
1
193
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - (17) (3) - - - (20)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
86
-
6
92
44
38
65
25
1
173
Retrenchment costs - - - - - - 1 - - 1
Rehabilitation and other non-cash costs (2) - - (2) 2 2 (3) - 1 2
Amortisation of tangible assets 13 - - 13 11 11 29 10 (1) 60
Amortisation of intangible assets - - - - - - - - - -
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - (1) (1) - - - (2)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
97
-
6
103
56
50
92
35
1
234
Gold produced - oz (000)
(3)
50
-
-
50
60
62
76
37
-
235
Total cash costs per unit - $/oz
(4)
1,713
-
-      1,829        726
(6)
615
858
675
-
733
Total production costs per unit - $/oz
(4)
1,924
-
-      2,051
907
810      1,215
935
-
988
June 2014 Quarterly Report - www.AngloGoldAshanti.com 49

For the six months ended 30 June 2014
Operations in South Africa
(in $ millions, except as otherwise noted)

Great
Noligwa

Kopa
nang
Moab
Khotsong
Mponeng

Tau
Tona

Surface
operations
South
Africa
other
Total
South
Africa
(Opera
tions)
Corporate
All-in sustaining costs
Cost of sales per financial statements
46
104
102
154
122
117
-
645
5
Amortisation of tangible and intangible
assets
(4) (31) (25) (36) (31) (13) 1 (139) (4)
Corporate administration and marketing
related to current operations
- - - - - - 1 1 42
Sustaining exploration and study costs - - - - - - - - 1
Total sustaining capital expenditure 4 12 16 31 17 21 1 102 (1)
All-in sustaining costs
46
85
93
149
108
125
3
609
43
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - - - - 3
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
46
85
93
149
108
125
3
609
46
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
46
85
93
149
108
125
3
609
46
All-in sustaining costs
46
85
93
149
108
125
3
609
43
Non-sustaining Project capex - - 1 16 - - - 17 -
Technology improvements - - - - - - 9 9 -
Non-sustaining exploration and study
costs
- - - - - - - - 2
Corporate and social responsibility costs
not related to current operations
- - - - - - - - 5
All-in costs
46
85
94
165
108
125
12
635
50
Adjusted for non-controlling interests and
non -gold producing companies
(1)
-
-
3
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
46
85
94
165
108
125
12
635
53
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
46
85
94
165
108
125
12
635
53
Gold sold - oz (000)
(3)
38
68
112
161
105
112
-
596
-
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,203
1,248
842
929
1,026
1,119
-
1,020
-
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,203
1,248
849
1,029
1,026
1,119
-
1,064
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 50

For the six months ended 30 June 2014
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noligwa
Kopa
nang
Moab
Khotsong
Mponeng
TauTona
Surface
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corpo
rate
(5)
Total cash costs
Total cash costs per financial statements
42
72
77
117
91
106
1
506
-
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - - - - - 2
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - 1
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
42
72
77
117
91
106
1
506
3
Retrenchment costs 1 2 1 3 1 - (1) 7 -
Rehabilitation and other non-cash costs 1 1 1 2 1 1 - 7 -
Amortisation of tangible assets 3 30 23 33 29 13 (1) 130 3
Amortisation of intangible assets 1 1 2 3 2 1 (1) 9 2
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - - - - - - (1)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - 1
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
48
106
104
158
124
121
(2)
659
8
Gold produced - oz (000)
(3)
39
69
114
165
108
115
-
609
-
Total cash costs per unit - $/oz
(4)
1,088
1,044
678
711
851
922
-
831
-
Total production costs per unit - $/oz
(4)
1,218
1,530
913
956
1,161
1,047
-
1,084
-
June 2014 Quarterly Report - www.AngloGoldAshanti.com 51

For the six months ended 30 June 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI
NEA
MALI
NAMI
BIA
TANZ
ANIA
Conti
nental
Africa
other
TOTAL
CONTI
NENT
AL
AFRICA
Kibali
Idua
priem
Ob
uasi
Siguiri
Morila
Sadiola
Yatela
Nava
chab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
102
151
169
-
-
-
26
199
1
648
Amortisation of tangible and intangible
assets
- (12) (8) (16) - - - - (34) (1) (71)
Adjusted for decommissioning
amortisation
- - - 2 - - - - 1 - 3
Corporate administration and marketing
related to current operations
- - - - - - - - - 1 1
Associates and equity accounted joint
ventures' share of costs
(2)
55 - - - 23 49 14 - - - 141
Sustaining exploration and study costs - - - 1 - - - - - - 1
Total sustaining capital expenditure 2 7 29 18 5 3 - 1 65 - 130
All-in sustaining costs
57
97
172
174
28
52
14
27
231
-
853
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (26) - - - - - - (26)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
57
97
172
148
28
52
14
27
231
-
827
Adjusted for stockpile write-offs - - - - - - - (2) (7) - (9)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
57
97
172
148
28
52
14
25
224
-
818
All-in sustaining costs
57
97
172
174
28
52
14
27
231
-
853
Non-sustaining Project capex 96 - 23 - - - - - - - 119
Non-sustaining exploration and study
costs
1 - - 3 - - - - - - 4
All-in costs
154
97
195
177
28
52
14
27
231
-
976
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (27) - - - - - (0) (27)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
154
97
195
150
28
52
14
27
231
(0)
949
Adjusted for stockpile write-offs - - - - - - - (2) (7) - (9)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
154
97
195
150
28
52
14
25
224
(0)
940
Gold sold - oz (000)
(3)
89
103
118
158
20
43
6
34
232
-
802
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
644
943
1,470
937
1,384
1,210
2,389
719
967
-
1,020
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,733
943
1,666
955
1,384
1,210
2,389
719
967
-
1,173
June 2014 Quarterly Report - www.AngloGoldAshanti.com 52

For the six months ended 30 June 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI
NEA
MALI
NAMI
BIA
TANZ
ANIA
Con
tine
ntal
Africa
Other
TOTAL
CONT
INEN
TAL
AFRICA
Kibali
Idua
priem
Ob
uasi
Siguiri
Morila
Sadiola
Yatela
Nava
chab
Geita
Total cash costs
Total cash costs per financial statements
-
75
141
139
-
-
-
25
140
-
520
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - (21) - - - - - - (21)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
57 - - - 22 47 11 - - (1) 136
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
57
75
141
118
22
47
11
25
140
(1)
635
Retrenchment costs - - - - - - - - 1 - 1
Rehabilitation and other non-cash costs - 2 3 5 - - - - 4 - 14
Amortisation of tangible assets - 12 8 16 - - - - 34 (1) 69
Amortisation of intangible assets - - - - - - - - - 2 2
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - (3) - - - - - - (3)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
31 - - - 4 13 3 - - - 51
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
88
89
152
136
26
60
14
25
179
-
769
Gold produced - oz (000)
(3)
92
92
117
150
20
43
6
33
216
-
769
Total cash costs per unit - $/oz
(4)
618
815
1,202
788
1,118
1,094
1,856
752
650
-
827
Total production costs per unit - $/oz
(4)
960
969
1,294
902
1,322
1,401
2,358
756
827
-
1,001
June 2014 Quarterly Report - www.AngloGoldAshanti.com 53

For the six months ended 30 June 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUST
RALIA
UNI
TED
STAT
ES OF
AME
RICA
ARGE
NTINA
BRAZIL
Ameri
cas
other
TOTAL
AMERI
CAS
Sunrise
Dam
Tropic
ana
Aust
ralia
other
Cripple
Creek &
Victor
Cerro
Vangu
ardia
Anglo
Gold
Ashanti
Minera
cao
Serra
Grande
All-in sustaining costs
Cost of sales per financial statements
179
134
10
323
102
107
169
76
1
455
Amortisation of tangible and intangible
assets
(20) (47) (2) (69) (1) (16) (51) (21) - (89)
Adjusted for decommissioning
amortisation
- 2 - 2 - - - - - -
Sustaining exploration and study costs - 1 3 4 1 1 4 1 5 12
Total sustaining capital expenditure 19 32 - 51 11 21 48 16 - 96
All-in sustaining costs
178
122
11
311
113
113
170
72
6
474
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (8) - - (7) (15)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
178
122
11
311
113
105
170
72
(1)
459
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
178
122
11
311
113
105
170
72
(1)
459
All-in sustaining costs
178
122
11
311
113
113
170
72
6
474
Non-sustaining Project capex - - - - 71 - - - - 71
Non-sustaining exploration and study
costs
- - 4 4 - - 1 - 32 33
Corporate and social responsibility costs
not related to current operations
- - - - - - 6 1 - 7
All-in costs
178
122
15
315
184
113
177
73
38
585
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (9) - - - (9)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
178
122
15
315
184
104
177
73
38
576
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
178
122
15
315
184
104
177
73
38
576
Gold sold - oz (000)
(3)
140
176
-
316
100
121
185
65
-
471
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,272
691
-
985
1,124
863
924
1,116
-
977
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,272
691
-
996
1,835
864
962
1,127
-
1,226
June 2014 Quarterly Report - www.AngloGoldAshanti.com 54

For the six months ended 30 June 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUST
RALIA
UNI
TED
STAT
ES OF
AME
RICA
ARGE
NTINA
BRAZIL
Ame
ricas
other
TOTAL
AMER
ICAS
Sunrise
Dam
Tropi
cana
Aust
ralia
other
Cripple
Creek &
Victo
Cerro
Vangu
ardia
Anglo
Gold
Ashanti
Minera
cao
Serra
Grande
Total cash costs
Total cash costs per financial statements
156
88
9
253
113
86
121
52
-
372
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - (33) (6) - - - (39)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
156
88
9
253
80
80
121
52
-
333
Retrenchment costs - - - - - - 1 - - 1
Rehabilitation and other non-cash costs 1 5 - 6 11 3 (2) - 1 13
Amortisation of tangible assets 20 47 2 69 - 16 48 21 (1) 84
Amortisation of intangible assets - - - - 1 - 3 - - 4
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - 10 (1) - - (1) 8
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
177
140
11
328
102
98
171
73
(1)
443
Gold produced - oz (000)
(3)
133
177
-
310
101
121
182
62
-
465
Total cash costs per unit - $/oz
(4)
1,179
496
-
815
796
(6)
664
667
838
-
716
Total production costs per unit - $/oz
(4)
1,340
787
-
1,058
1,009
813
938
1,185
-

June 2014 Quarterly Report - www.AngloGoldAshanti.com 55

For the six months ended 30 June 2013
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noligwa
Kopa
nang
Moab
Khotso
ng
Mponeng
Tau
Tona
Surface
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corpo
rate
All-in sustaining costs
Cost of sales per financial statements
52
107
125
170
136
105
1
696
5
Amortisation of tangible and intangible
assets
(4) (23) (36) (43) (24) 2 (1) (129) (3)
Inventory writedown to net realisable
value and other stockpile adjustments
- - - - - - 1 1 -
Corporate administration and marketing
related to current operations
- - - - - - 3 3 102
Associates and equity accounted joint
ventures' share of costs
(2)
- - - - - - - - 2
Total sustaining capital expenditure 6 28 43 43 29 5 - 154 5
All-in sustaining costs
54
112
132
170
141
112
4
725
111
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
54
112
132
170
141
112
4
725
111
Adjusted for stockpile write-offs - - - - - - (1) (1) -
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
54
112
132
170
141
112
3
724
111
All-in sustaining costs
54
112
132
170
141
112
4
725
111
Non-sustaining Project capex - - 26 40 1 3 - 70 -
Technology improvements - - - - - - 4 4 -
Non-sustaining exploration and study
costs
- - - - - - - - 6
Corporate and social responsibility costs
not related to current operations
- - - - - - - - 12
All-in costs
54
112
158
210
142
115
8
799
129
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
54
112
158
210
142
115
8
799
129
Adjusted for stockpile write-offs - - - - - - (1) (1) -
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
54
112
158
210
142
115
7
798
129
Gold sold - oz (000)
(3)
44
91
82
169
110
120
-
617
-
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,218
1,227
1,604
1,007
1,282
922
-
1,170
-
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,218
1,231
1,923
1,242
1,287
958
-
1,290
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
June 2014 Quarterly Report - www.AngloGoldAshanti.com 56

For the six months ended 30 June 2013
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noligwa
Kopa
nang
Moab
Khots
ong
Mpo
neng
Tau
Tona
Surface
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
(5)
Total cash costs
Total cash costs per financial statements
48
85
88
127
112
106
1
567
1
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - - - - - (1)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - (1)
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
48
85
88
127
112
106
1
567
(1)
Retrenchment costs 1 1 1 1 1 - - 5 (1)
Rehabilitation and other non-cash costs - 1 3 4 3 2 - 13 -
Amortisation of tangible assets 4 21 35 41 23 - (1) 123 3
Amortisation of intangible assets 1 1 1 2 1 - - 6 -
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - - - - - - (2)
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
54
109
128
175
140
108
-
714
(1)
Gold produced - oz (000)
(3)
45
94
85
173
113
124
-
634
-
Total cash costs per unit - $/oz
(4)
1,053
901
1,045
734
993
854
-
893
-
Total production costs per unit - $/oz
(4)
1,179
1,172
1,522
1,007
1,239
858
-
1,125
-
June 2014 Quarterly Report - www.AngloGoldAshanti.com 57

For the six months ended 30 June 2013
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUIN
EA
MALI
NAMI
BIA
TANZA
NIA
Con
tine
ntal
Africa
other
TOTAL
CONTI
NEN
TAL
AFRICA
Kibali
Idua
priem
Obuasi
Siguiri
Morila
Sadiola
Yatela
Nava
chab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
111
231
158
-
-
-
30
149
13
692
Amortisation of tangible and intangible
assets
- (15) (47) (13) - - - (6) (63) (4) (148)
Adjusted for decommissioning
amortisation
- - - 1 - - - - - 2 3
Inventory writedown to net realisable
value and other stockpile adjustments
- 83 4 - - - - 24 66 - 177
Corporate administration and marketing
related to current operations
- - - - - - - - - 6 6
Associates and equity accounted joint
ventures' share of costs
(2)
3 - - - 25 42 22 - - (3) 89
Sustaining exploration and study costs - 2 4 9 - 1 - 1 8 - 25
Total sustaining capital expenditure - 13 86 13 3 5 - 2 59 1 182
All-in sustaining costs
3
194
278
168
28
48
22
51
219
15 1,026
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (25) - - - - - (2) (27)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
3
194
278
143
28
48
22
51
219
13
999
Adjusted for stockpile write-offs - (83) (4) - - - - (24) (66) - (177)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
3
111
274
143
28
48
22
27
153
13
822
All-in sustaining costs
3
194
278
168
28
48
22
51
219
15 1,026
Non-sustaining Project capex 185 3 13 2 - 9 1 - 8 26 247
Non-sustaining exploration and study
costs
1 - - 5 - - - - - 21 27
All-in costs
189
197
291
175
28
57
23
51
227
62 1,300
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (26) - - - - - (8) (34)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
189
197
291
149
28
57
23
51
227
54 1,266
Adjusted for stockpile write-offs - (83) (4) - - - - (24) (66) - (177)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
189
114
287
149
28
57
23
27
161
54 1,089
Gold sold - oz (000)
(3)
-
94
111
131
32
40
15
27
187
-
638
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
-
1,189
2,484
1,098
869
1,183
1,420
1,033
816
-
1,290
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
-
1,225
2,606
1,145
869
1,400
1,515
1,033
857
-
1,708
June 2014 Quarterly Report - www.AngloGoldAshanti.com 58

For the six months ended 30 June 2013
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI
NEA
MALI
NAMI
BIA
TANZA
NIA
Conti
nental
Africa
Other
TOTAL
CONTI
NEN
TAL
AFRICA
Kibali
Idua
priem
Obuasi
Siguiri
Morila
Sadiola
Yatela
Nava
chab
Geita
Total cash costs
Total cash costs per financial statements
-
89
176
135
-
-
-
25
82
-
507
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - (20) - - - - - - (20)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
1 - - - 24 45 21 - - - 91
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
1
89
176
115
24
45
21
25
82
-
578
Retrenchment costs - - 2 - - - - - - - 2
Rehabilitation and other non-cash costs - 2 1 - - - - - - 5 8
Amortisation of tangible assets - 15 47 13 - - - 6 63 2 146
Amortisation of intangible assets - - - - - - - - - 2 2
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - (2) - - - - - - (2)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - 2 - 2 - - - 4
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
1
106
226
126
26
45
23
31
145
9
738
Gold produced - oz (000)
(3)
-
92
107
124
32
43
15
27
179
-
619
Total cash costs per unit - $/oz
(4)
-
973
1,644
924
749
1,049
1,365
936
468
-
932
Total production costs per unit - $/oz
(4)
-
1,163
2,135
1,014
797
1,058
1,470
1,150
822
-
1,190
June 2014 Quarterly Report - www.AngloGoldAshanti.com 59

For the six months ended 30 June 2013
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUST
RALIA
UNI
TED
STAT
ES OF
AME
RICA
ARGE
NTINA
BRAZIL
Ame
ricas
other
TOTAL
AMER
ICAS
Sunrise
Dam
Tropi
cana
Aust
ralia
other
Cripple
Creek &
Victo
Cerro
Vangu
ardia
Anglo
Gold
Ashanti
Minera
cao
Serra
Grande
All-in sustaining costs
Cost of sales per financial statements
182
-
10
192
99
98
189
67
2
455
Amortisation of tangible and intangible
assets
(26) - (1) (27) (21) (21) (59) (19) (1) (121)
Corporate administration and marketing
related to current operations
- - - - 8 - 2 - 1 11
Sustaining exploration and study costs 12 2 4 18 2 5 9 4 1 21
Total sustaining capital expenditure 29 12 3 44 5 41 57 16 11 130
All-in sustaining costs
197
14
16
227
93
123
198
68
14
496
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (9) - - - (9)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
197
14
16
227
93
114
198
68
14
487
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
197
14
16
227
93
114
198
68
14
487
All-in sustaining costs
197
14
16
227
93
123
198
68
14
496
Non-sustaining Project capex - 157 - 157 67 7 3 2 1 80
Non-sustaining exploration and study
costs
- - 4 4 - - 4 - 62 66
Corporate and social responsibility costs
not related to current operations
- - - - - - 4 (4) - -
All-in costs
197
171
20
388
160
130
209
66
77
642
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - - - (10) - - - (10)
All-in sustaining costs adjusted for non-
controlling interests and non-gold
producing companies
197
171
20
388
160
120
209
66
77
632
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
197
171
20
388
160
120
209
66
77
632
Gold sold - oz (000)
(3)
108
-
-
108
115
116
175
71
-
477
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,825
-
-
2,119
818
990
1,131
972
-
1,023
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,825
-
-
3,615
1,401
1,041
1,196
949
-
1,328
June 2014 Quarterly Report - www.AngloGoldAshanti.com 60

For the six months ended 30 June 2013
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUST
RALIA
UNI
TED
STAT
ES OF
AME
RICA
ARGE
NTINA
BRAZIL
Ame
ricas
other
TOTAL
AMER
ICAS
Sunrise
Dam
Tropi
cana
Aust
ralia
other
Cripple
Creek &
Victo
Cerro
Vangu
ardia
Anglo
Gold
Ashanti
Minera
cao
Serra
Grande
Total cash costs
Total cash costs per financial statements
162
-
9
171
119
76
129
50
1
375
Adjusted for non-controlling interests,
non-gold producing companies and
other
(1)
- - - - (40) (6) - - - (46)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
162
-
9
171
79
70
129
50
1
329
Retrenchment costs - - - - - - 1 - 1 2
Rehabilitation and other non-cash costs (2) - - (2) 3 3 (2) - 1 5
Amortisation of tangible assets 26 - 1 27 21 21 59 19 - 120
Amortisation of intangible assets - - - - - - 1 - - 1
Adjusted for non-controlling interests,
non-gold producing companies
(1)
- - - (4) (2) - - - (6)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
186
-
10
196
99
92
188
69
3
451
Gold produced - oz (000)
(3)
111
-
-
111
115
117
168
69
-
469
Total cash costs per unit - $/oz
(4)
1,459
-
-
1,541
687
(6)
600
765
728
-
701
Total production costs per unit - $/oz
(4)
1,671
-
-
1,764
858
797
1,113
1,004
-

June 2014 Quarterly Report - www.AngloGoldAshanti.com

Administrative

information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: (Shares)
AGD
LES : (Dis) AGD
NYSE: AU
ASX: AGG
GhSE: (Shares)
AGA
GhSE: (GhDS) AAD
JSE Sponsor:
UBS (South Africa) (Pty) Ltd
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
RN Duffy
^
(Chief Financial Officer)
S Venkatakrishnan*
§
(Chief Executive Officer)
Non-Executive
SM Pityana
^
(Chairman)
R Gasant
^
DL Hogdson
^
NP January-Bardill
^
MJ Kirkwood
*
Prof LW Nkuhlu
^
R J Ruston~
* British
^
South African
~ Australian
§
Indian
Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez
Investor Relations Contacts
South Africa
Stewart Bailey
Telephone: +27 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@AngloGoldAshanti.com
Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com
United States
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za
United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
BNY Mellon
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS
June 2014 Quarterly Report - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 11, 2014
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance